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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F    ☒                          Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                                         No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

Interim Report of Financial Condition and Results of Operations for the three and nine months ended September 30, 2019 and 2018

i

FINANCIAL INFORMATION

Management's discussion and analysis

In this report, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements for the year ended December 31, 2018 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency. At September 30, 2019, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB.

The term "North America Segment" refers to our North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management, procurement and research and development. The abbreviation "M" is used to denote the presentation of amounts in millions. The term "Constant Currency" or at "Constant Exchange Rates" means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under "Financial condition and results of operations—II. Discussion of measures—Non-IFRS measures—Constant currency information."

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

•
changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes that could be enacted due to the announced intention of the Trump administration to continue its efforts to repeal and replace the Patient Protection and Affordable Care Act ("ACA");

•
the outcome of government and internal investigations as well as litigation;

•
risks relating to compliance current and future government regulations as well as sanctions and export control laws and regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act,

  the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act ("FCPA") including the monitor agreement with the U.S. Department of Justice, the Food, Drug and Cosmetic Act, and outside the U.S., the European Union ("EU") Medical Device Directive, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

•
possible future disruptions in federal government agencies' operations and funding that could negatively impact regulatory approvals for our pharmaceutical products, medical devices and regulatory guidance;

•
the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

•
the impact of health care, tax and trade law reforms and regulation, including those proposed and enacted by the Trump administration in the U.S.;

•
product liability risks;

•
risks relating to our ability to continue to make acquisitions;

•
risks relating to our ability to attract and retain skilled employees, including shortages of skilled clinical personnel;

•
the impact of currency fluctuations;

•
potential impairment loss on assets in the Latin America Segment due to decreases in the recoverable amount of those assets relative to their book value;

•
our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

•
changes in our costs of purchasing and utilization patterns for pharmaceuticals;

•
introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

•
launch of new technology, advances in medical therapies, or new market entrants that compete with our medical businesses;

•
changes in raw material and energy costs or the inability to procure raw materials;

•
potential increases in tariffs and trade barriers that could result from withdrawal by the United States or other countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;

•
collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

•
our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

•
the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines.

Important factors that could contribute to such differences are noted in "Financial condition and results of operations—I. Overview" below, in note 13 of the notes to consolidated financial statements (unaudited) included in this report, in note 22 of the notes to consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2018, as well as under "Risk Factors," "Business overview," "Operating and financial review and prospects," and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies,

the judgments made in the selection and application of these policies as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements and the discussion under "Results of operations, financial position and net assets" below.

IFRS 16, Leases ("IFRS 16") replaces the straight-line operating lease expense for former leases under IAS 17, Leases ("IAS 17") with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively "IFRS 16 Implementation"). As a result of the IFRS 16 Implementation, we have updated our accounting policies accordingly. Please refer to note 1 of the notes to consolidated financial statements (unaudited) included in this report for further details on the updated policies. Excluding the policy update for IFRS 16, there have been no significant changes during the nine months ended September 30, 2019 to the items disclosed within the critical accounting policies and estimates in notes 1 and 2 to the consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2018 in accordance with IFRS as issued by the IASB.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values.

Financial condition and results of operations

I.     Overview

We are the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a wide variety of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, water treatment systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain other health care services that we provide in our North America Segment and our Asia-Pacific Segment as "Care Coordination." Care Coordination currently includes, but is not limited to, coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services" (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report). All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €71 billion in 2018. Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Premium assistance programs

On August 18, 2016, the Centers for Medicare and Medicaid Services ("CMS") issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. Fresenius Medical Care Holdings, Inc. ("FMCH") and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which they ultimately did not publish. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

Separately, the United States Department of Health and Human Services ("HHS") announced in its fall 2018 semi-annual review of agency actions, or "unified agenda," that it was considering the publication of a new proposed rule, ostensibly consistent with the Court's order on the IFR, that would establish requirements for ESRD facilities treating patients that accept financial assistance from third parties for premiums to enroll in coverage provided by an individual market plan (RIN 0938-AT11). On June 6, 2019, CMS sent a proposed rule modifying the ESRD conditions for Coverage and addressing Third Party Premium Payments to the Office of Management and Budget for review.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into its interactions and relationships with AKF, including its charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH cooperated with the investigation.

For further information on these and other legal proceedings, please see note 13 of the notes to consolidated financial statements (unaudited) found elsewhere in this report.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or mandate new or alternative operating models and payment models that could present more risk to our healthcare service operations. Ballot initiatives that are successfully introduced at the state level in the United States require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the nine months ended September 30, 2019, approximately 33% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") as subsequently modified under the Protecting Access to Medicare Act of 2014 ("PAMA") and (iv) CMS' 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see the detailed discussions on these and further legislative developments below:

•
Under the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, the ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which provides that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced, determined on an annual basis, by up to 2%.

•
MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

•
Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our operating results.

•
In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions reduced our market basket inflation adjustment by 1.25% in 2016 and 2017, and reduced our inflation adjustment by 1% in 2018.

•
On July 29th, 2019 CMS issued the proposed rule and updated the ESRD PPS rate for 2020. CMS estimates that FMC and other large dialysis organizations will experience a 1.5% increase in payments under this proposed rule. The base rate per treatment is $240.27 which represents a 2% increase from the 2019 base rate including the adjustment for the wage index budget-neutrality factor and a productivity-adjusted market basket increase of 1.7%. CMS updated the acute kidney injury dialysis payment rate for calendar year ("CY") 2020 to $240.27, which is the same as the base rate finalized under the ESRD PPS for CY 2020. CMS proposes to extend the ESRD PPS Transitional Drug Add-on Payment Adjustment ("TDAPA") for calcimimetics for a third year in CY 2020 to collect sufficient claims data for rate setting analysis. However, CMS proposes to reduce the basis of payment for the TDAPA for calcimimetics for CY 2020 from ASP+6 to ASP+0. CMS will also narrow eligibility for TDAPA for certain drugs that fall within an existing functional category by revising the definition of a new renal dialysis drug or biological product. CMS proposes to pay a transitional add-on payment adjustment for certain new and innovative renal dialysis equipment or supplies approved after January 1, 2020 and furnished by ESRD facilities. Under the proposal, new equipment and supplies must meet the substantial clinical improvement criteria similar to that specified in the Inpatient Prospective Payment System (IPPS) regulations at 42 CFR 412.87(b)(1).

•
The CY 2020 ESRD PPS proposed rule, released on July 29, 2019, also updated the ESRD Quality Incentive Program (QIP), for payment years (PY) 2022 and 2023, under which payments made to dialysis facilities are subject to reduction based on clinical measures. For PY 2022, based on performance period CY 2020, the ESRD QIP measure set will contain 14 measures including the two measures beginning with payment year 2022 (the Percentage of Prevalent Patients Waitlisted (PPPW)

  clinical measure and the Medication Reconciliation for Patients Receiving Care at Dialysis Facilities (MedRec) reporting measure), which were finalized in the CY 2019 ESRD PPS rule. For PY 2022, CMS proposes to convert the Standardized Transfusion Ratio (STrR) measure from a clinical measure to a reporting measure, which reflects stakeholder concerns regarding the measure's validity. This means facilities will now receive a score on the STrR reporting measure based on the successful reporting of data, not on the values actually reported. CMS also proposes to update the scoring methodology for the National Healthcare Safety Network's (NHSN) Dialysis Event reporting measure by removing the measure's exclusion of facilities with fewer than 12 eligible reporting months. Beginning with the payment year 2022, CMS proposes to assess successful reporting based on the number of months facilities are eligible to report the measure. CMS also proposes to add new regulation text that would codify automatic adoption of the baseline period and performance period for each payment year; data submission requirements for calculating measure scores; and requirements for the Extraordinary Circumstances Exception (ECE) process. Finally, CMS is not proposing to adopt any new measures beginning with the PY 2023 ESRD QIP.

•
On July 29, 2019, CMS issued the CY 2020 proposed rule for hospital outpatient and ambulatory surgery center payment systems. For CY 2020, CMS will continue to pay certain dialysis vascular access codes at the Ambulatory Surgical Center ("ASC") rate. We continue to evaluate the implications of the proposed rule.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. See "Risk factors—We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" which is included in our Annual Report on Form 20-F for the year ended December 31, 2018.

In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a TDAPA. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

The introduction of Parsabiv™ an intravenous calcimimetic, has resulted in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers, as a medical benefit. While we receive additional reimbursement from some payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape-for non-Medicare payors continues to evolve.

Several generic calcimimetic products have been approved by the FDA. Fresenius Medical Care Holdings, Inc., "FMCH") has been able to purchase certain of these generic calcimimetic products at rates that are lower than the rate paid for the brand name calcimimetic, Sensipar. As a result, FMCH has been able to realize a savings in cost. Amgen, Inc. ("Amgen"), the manufacturer of Sensipar, has taken steps to prevent the continued sale of the generic products through settlement and legal action. If Amgen is successful in preventing the continued sale of generic calcimimetics, FMCH might not be able to purchase a lower priced alternative and continue to realize cost savings, which could have an adverse effect on our business, results of operations and financial condition.

If we are unable to secure and maintain appropriate reimbursement arrangements for calcimimetics when provided by our dialysis clinics, we could experience a material adverse effect on our business, results of operations and financial condition. See "Risk Factors—If we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, our business could be adversely affected" in our Annual Report on Form 20-F for the year ended December 31, 2018.

Participation in new Medicare payment arrangements

Under CMS' Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations ("ESCOs") as part of a new payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS' costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 23 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. As of September 2019, the number of patients participating in our ESCOs was approximately 45,000.

In November 2017, we announced the results from the first performance year ("PY") from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. As a result, the Company's ESCOs together generated more than $43 M in gross savings, an average 5.47% reduction in expenditures per patient, with all six of its first-year ESCOs exceeding the shared savings benchmark.

For PY 2017, which included the six original ESCOs and the eighteen ESCOs added on January 1, 2017, these twenty-four ESCOs had a total of approximately 25,000 aligned patients and produced $66.8 M in gross savings (3.5% improvement from the CMS benchmark), which will be shared between CMS and the ESCO partners. Based upon these reports as well as preliminary indications on future performance years, we recorded a reduction of revenue and operating income of approximately €86 M for the nine months ended September 30, 2019. We will continue to evaluate the changing ESCO rate environment.

As of January 1, 2019, we no longer provide any Medicare Advantage ESRD Chronic Conditions Special Needs Plan ("MA-CSNP") products.

We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to commercial, including Medicare Advantage, ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If the cost of complete care is less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference.

Executive order-based models

On July 10, 2019, President Trump signed an Executive Order on advancing kidney health. Among other things, the order instructs the Secretary of HHS to develop new Medicare payment models that will encourage identification and treatment earlier in kidney disease progression as well as increase home dialysis and transplant. One of those models, the ESRD Treatment Choices ("ETC") model, is a mandatory model that will create financial incentives for home treatment and transplant. This model proposes to apply a positive payment adjustment to claims submitted by physicians and dialysis facilities for home dialysis patients for 3 years. This model also proposes a payment adjustment based on performance. The performance-based adjustment will be based on home dialysis and transplant rates and will range from (8%) to 5% in the first payment year to (13%) and 10% percent in the final payment year. The ETC model proposes a start date of January 2020 and would end in 2026, however CMS may postpone the start date of the ETC model. Participants in this model will be selected randomly. Pursuant to the Executive Order, the Secretary also announced voluntary payment models, Kidney Care First ("KCF") and Comprehensive Kidney Care Contracting ("CKCC") (graduated, professional and global), which aims to build on the existing Comprehensive End Stage Renal Disease Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD to delay the start of dialysis and to incentivize kidney transplant. The voluntary models allow health care providers to take on various amounts of risk. One model, the CKCC global model, allows participating organizations to assume risk for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries. The KCF model limits participation to nephrologists while the CKCC model requires participation by both nephrologists or nephrology practices and transplant providers. Dialysis providers and other suppliers may participate. The voluntary models are expected to begin in January 2020 and end in 2023, however CMS may postpone the start date of the voluntary models. It is too soon to predict the effects on our business of the ETC payment model and the voluntary payment models.

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed at Corporate. Global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities (see note 15 of the notes to consolidated financial statements (unaudited) found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

II.    Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation as well as our compliance with financial covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Delivered EBIT (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable IFRS measure. Delivered EBIT is also benchmarked based on movement at constant exchange rates. See "Constant currency information" below.

Below is a table showing the reconciliation of operating income to Delivered EBIT on a consolidated basis and for our reporting segments:

Delivered EBIT reconciliation
in € M
	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Total
Operating income (EBIT)	595	527	1,653	2,425
less noncontrolling interests	(59)	(64)	(177)	(176)

Delivered EBIT	536	463	1,476	2,249
North America
Operating income (EBIT)	477	525	1,279	2,173
less noncontrolling interests	(55)	(61)	(167)	(167)

Delivered EBIT	422	464	1,112	2,006
Dialysis
Operating income (EBIT)	500	489	1,261	1,255
less noncontrolling interests	(50)	(55)	(154)	(152)

Delivered EBIT	450	434	1,107	1,103
Care Coordination
Operating income (EBIT)	(23)	36	18	918
less noncontrolling interests	(5)	(6)	(13)	(15)

Delivered EBIT	(28)	30	5	903
EMEA
Operating income (EBIT)	100	88	334	302
less noncontrolling interests	(2)	(2)	(4)	(3)

Delivered EBIT	98	86	330	299
Asia-Pacific
Operating income (EBIT)	90	66	254	218
less noncontrolling interests	(2)	(1)	(6)	(6)

Delivered EBIT	88	65	248	212
Dialysis
Operating income (EBIT)	81	57	235	197
less noncontrolling interests	(2)	0	(5)	(4)

Delivered EBIT	79	57	230	193
Care Coordination
Operating income (EBIT)	9	9	19	21
less noncontrolling interests	0	(1)	(1)	(2)

Delivered EBIT	9	8	18	19
Latin America
Operating income (EBIT)	11	(1)	28	24
less noncontrolling interests	0	0	0	0

Delivered EBIT	11	(1)	28	24

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the cash flow key performance indicators for the nine months ended September 30, 2019 and 2018 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified
	For the nine months ended September 30,
	2019	2018
Revenue	12,897	12,247

Net cash provided by (used in) operating activities	1,796	1,364
Capital expenditures	(788)	(732)
Proceeds from sale of property, plant and equipment	11	30

Capital expenditures, net	(777)	(702)

Free cash flow	1,019	662
Net cash provided by (used in) operating activities in % of revenue	13.9%	11.1%
Free cash flow in % of revenue	7.9%	5.4%

Net leverage ratio (Non-IFRS Measure)

The Net Leverage Ratio is a key performance indicator used for internal management. To determine the Net Leverage Ratio, debt less cash and cash equivalents (net debt) is compared to EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in our Amended 2012 Credit Agreement and non-cash charges). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the Net Leverage Ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a relatively large share of debt capital compared with companies in other industries. The following table shows the reconciliation of Net Leverage Ratio as of September 30, 2019 and December 31, 2018.

Reconciliation of net leverage ratio in € M, except where otherwise specified

		Adjusted for IFRS 16
	September 30, 2019	September 30, 2019	December 31, 2018
Debt	13,669	8,919	7,546
Cash and cash equivalents	965	965	2,146

Net Debt	12,704	7,954	5,400
Operating Income(1)(2)(3)	2,523	2,233	2,215
Depreciation and amortization(1)(2)	1,365	849	716
Non-cash charges(2)	46	46	45

EBITDA(1)(2)(3)	3,934	3,128	2,976

Net leverage ratio(1)(3)	3.2	2.5	1.8

(1)
Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

(2)
Last 12 months.

(3)
Excluding the (gain) loss related to divestitures of Care Coordination activities with a sales price above €50 M (see note 2(c) of the notes to the consolidated financial statements (unaudited) included in this report) and excluding NxStage related transaction costs.

Return on invested capital ("ROIC") (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of Average Invested Capital and ROIC in € M, except where otherwise specified

2019	September 30, 2019(1)	June 30, 2019(1)	March 31, 2018(1)	December 31, 2018(2)	September 30, 2018(2)
Total assets	28,850	27,784	28,125	28,200	27,524
Plus: Cumulative goodwill amortization	432	416	419	413	407
Minus: Cash and cash equivalents	(965)	(922)	(959)	(2,187)	(1,795)
Minus: Loans to related parties	(65)	(62)	(81)	(81)	(112)
Minus: Deferred tax assets	(343)	(324)	(303)	(346)	(328)
Minus: Accounts payable	(654)	(680)	(708)	(658)	(628)
Minus: Accounts payable to related parties	(255)	(156)	(210)	(154)	(194)
Minus: Provisions and other current liabilities(3)	(2,691)	(2,662)	(2,748)	(2,774)	(2,794)
Minus: Income tax payable	(185)	(176)	(162)	(165)	(209)

Invested capital	24,124	23,218	23,373	22,248	21,871

Average invested capital as of September 30, 2019	22,967
Operating income(1)(2)(4)	2,115
Income tax expense(1)(2)(4)(5)	(533)

NOPAT(4)	1,582

ROIC in %	6.9%

2018	December 31, 2018	September 30, 2018(2)	June 30, 2018(2)	March 31, 2018(2)	December 31, 2017(2)
Total assets	26,242	25,587	25,045	23,091	22,930
Plus: Cumulative goodwill amortization	413	407	405	385	395
Minus: Cash and cash equivalents	(2,146)	(1,754)	(1,657)	(800)	(931)
Minus: Loans to related parties	(81)	(112)	(118)	(109)	(92)
Minus: Deferred tax assets	(345)	(328)	(334)	(325)	(315)
Minus: Accounts payable	(641)	(611)	(559)	(496)	(577)
Minus: Accounts payable to related parties	(154)	(194)	(183)	(236)	(147)
Minus: Provisions and other current liabilities(3)	(2,728)	(2,748)	(2,689)	(2,406)	(2,565)
Minus: Income tax payable	(165)	(209)	(330)	(239)	(194)

Invested capital	20,395	20,038	19,580	18,865	18,504

Average invested capital as of December 31, 2018	19,476
Operating income(2)	3,024
Income tax expense(2)(5)	(617)

NOPAT	2,407

ROIC in %	12.4%

(1)
Adjusted for the impact of the IFRS 16 implementation.

(2)
Including adjustments for acquisitions and divestitures made for the last twelve months with a purchase price above a € 50 M threshold as defined in the Amended 2012 Credit Agreement.

(3)
Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(4)
Last 12 months.

(5)
Adjusted for noncontrolling partnership interests.

EBITDA (Non-IFRS)

EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement and may also be relevant in other major financing arrangements. You should not consider EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable IFRS financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities in € M

	For the nine months ended September 30,
	2019	2018
Total EBITDA	2,812	2,959
Interest expense (net of interest income)	(327)	(244)
Income tax expense	(292)	(448)
Change in deferred taxes, net	30	69
Changes in operating assets and liabilities	(296)	(137)
Compensation expense related to share-based plans	2	10
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures	(101)	(836)
Other items, net	(32)	(9)

Net cash provided by (used in) operating activities	1,796	1,364

Constant currency information (Non-IFRS)

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our filings to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

We believe that the measures at Constant Currency (Non-IFRS Measure) are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in Non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from Non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include prior programs in which we participated and current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, BPCI (until June 28, 2018—see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), ESCO programs, MA-CSNPs (until December 31, 2018) and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures and are therefore not accompanied by or reconciled to IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk of generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs (until December 31, 2018), ESCO and BPCI (until June 28, 2018—see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI (until June 28, 2018—see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination patient encounters

In the North America Segment and the Asia-Pacific Segment, Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by Sound Inpatient Physicians, Inc. ("Sound") until June 28, 2018 (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report), MedSpring Urgent Care Centers, Azura Vascular Care, and National Cardiovascular Partners, the trade name of Laurus Healthcare L.P., as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

III.  Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information using a management approach, consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate) in € M

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Total revenue
North America	3,073	2,843	9,021	8,589
EMEA	683	620	1,984	1,908
Asia-Pacific	475	421	1,360	1,235
Latin America	182	171	516	505
Corporate	6	3	16	10

Total	4,419	4,058	12,897	12,247

Operating income
North America	477	525	1,279	2,173
EMEA	100	88	334	302
Asia-Pacific	90	66	254	218
Latin America	11	(1)	28	24
Corporate	(83)	(151)	(242)	(292)

Total	595	527	1,653	2,425

Interest income	21	9	47	31
Interest expense	(126)	(85)	(374)	(275)
Income tax expense	(98)	(102)	(292)	(448)

Net Income	392	349	1,034	1,733
Net Income attributable to noncontrolling interests	(59)	(64)	(177)	(176)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	333	285	857	1,557

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The three and nine months ended September 30, 2019 were positively impacted by the development of the euro against the U.S. dollar whereas the three and nine months ended September 30, 2018 were negatively impacted by the development of the euro against the U.S. dollar. For the three- and nine-months ended September 30, 2019, approximately 70% and 70%, respectively, of revenue and approximately 80% and 77%, respectively, of operating income were generated in U.S. dollars.

Three months ended September 30, 2019 compared to three months ended September 30, 2018

Consolidated financials

Key indicators for the consolidated financial statements in € M, except where otherwise specified

	For the three months ended September 30		Change in %
			As reported	Constant Currency(1)
	2019	2018
Revenue	4,419	4,058	9%	6%
Health care services	3,492	3,258	7%	4%
Health care products	927	800	16%	13%
Number of dialysis treatments	13,237,546	12,557,574	5%
Same market treatment growth in %	3.7%	2.9%
Gross profit as a % of revenue	30.5%	31.2%
Selling, general and administrative costs as a % of revenue	16.4%	18.3%
Operating income	595	527	13%	9%
Operating income margin in %	13.5%	13.0%
Delivered EBIT(2)	536	463	16%	11%
Net income attributable to shareholders of FMC-AG & Co. KGaA	333	285	17%	12%
Basic earnings per share	1.10	0.93	19%	14%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

Health care services revenue increased by 7% including a 3% positive impact from foreign currency translation effects. At Constant Exchange Rates, health care services revenue increased by 4% largely due to growth in same market treatments (4%), contributions from acquisitions (2%) and an increase in dialysis days (1%), partially offset by a revenue recognition adjustment of €84 M for accounts receivable in legal dispute (2%) (see note 13 of the notes the consolidated financial statements (unaudited) included in this report) and the effect of closed or sold clinics (1%).

Dialysis treatments increased by 5% as a result of growth in same market treatments (4%) contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (1%).

At September 30, 2019, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 4,003 dialysis clinics compared to 3,872 dialysis clinics at September 30, 2018. During the three months ended September 30, 2019, we acquired 8 dialysis clinics, opened 30 dialysis clinics and combined or closed 31 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 4% to 342,488 at September 30, 2019 from 329,085 at September 30, 2018.

Health care product revenue increased by 16% including a 3% positive impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 13%. Dialysis product revenue increased by 16%, including a 3% positive impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenue increased by 13% driven by higher sales of home hemodialysis products (largely as a result of the acquisition of NxStage Medical Inc. ("NxStage")), dialyzers, hemodialysis solutions and concentrates, bloodlines and renal pharmaceuticals, partially offset by lower sales of machines. Non-dialysis product revenue increased by 14% to €20 M from €18 M with no foreign currency translation effects.

The decrease period over period in the gross profit margin was 0.7 percentage points. Foreign currency translation effects represented a 0.1 percentage point positive impact in the current period. The decrease primarily reflects a decrease in the North America Segment, partially offset by an increase in the Asia Pacific Segment. The decrease in the North America Segment was mainly attributable to a revenue recognition adjustment for accounts receivable in legal dispute (see note 13 of the notes the consolidated financial statements (unaudited) included in this report), higher personnel expense and the effect of a reduction in patient attribution and a decreasing savings rate for ESCOs (loss rate for 2019) based on recent reports for current and prior plan years ("ESCO effect"), partially offset by a favorable impact from higher utilization of oral based ancillaries with favorable margins, a positive effect from the IFRS 16 Implementation (see note 1 of the notes to the consolidated financial statements (unaudited) included in this report), the impact from the acquisition of NxStage, the impact from an increase in the ESRD PPS base rate and lower costs for healthcare supplies. The increase in the Asia-Pacific Segment was mainly driven by favorable impacts from business growth and a positive effect from the IFRS 16 Implementation, partially offset by unfavorable foreign currency transaction effects.

The decrease period over period in selling, general and administrative ("SG&A") expenses as a percentage of revenue was 1.9 percentage points. Foreign currency translation effects represented a 0.1 percentage point positive effect in the current period. The decrease was primarily driven by decreases at Corporate, in the Latin America Segment and the Asia Pacific Segment, partially offset by an increase in the North America Segment. The favorable impact at Corporate was mainly driven by the effect from a prior year accrual for an FCPA related charge ("FCPA Related Charge") (see note 13 of the notes the consolidated financial statements (unaudited) included in this report). The decrease in the Latin America Segment was driven by favorable impact from inflation, lower bad debt expense, as well as favorable impacts from acquisitions and foreign currency transaction effects. The decrease in the Asia-Pacific Segment was due to favorable foreign currency transaction effects. The increase in the North America Segment was due to higher personnel expense, the negative impact from income attributable to a consent agreement on certain pharmaceuticals in 2018, costs associated with the sustainable improvement of our cost base ("Cost Optimization Costs"), the integration and operational costs associated with NxStage, and a revenue recognition adjustment for accounts receivable in legal dispute (see note 13 of the notes the consolidated financial statements (unaudited) included in this report), partially offset by the remeasurement effect on the fair value of our Humacyte, Inc. investment ("Humacyte"), lower stock compensation expense and the prior year effect from contributions to the opposition to the ballot initiatives in the U.S. ("U.S. Ballot Initiatives").

Research and development expenses increased by 91% to €49 M from €26 M. The increase period over period, as a percentage of revenue, was 0.5 percentage points largely driven by research and development activities at NxStage, products related to home therapies as well as pre-development activities.

Income from equity method investees increased by 14% to €21 M from €18 M. The increase was primarily driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to higher sales of renal pharmaceuticals.

The increase period over period in the operating income margin was 0.5 percentage points. Foreign currency translation effects represented a 0.1 percentage point positive effect in the current period. The increase in the current period was driven by the decrease in SG&A expenses as a percentage of revenue, partially offset by the decrease in the gross profit margin as well as increased research and development expenses as a percentage of revenue, as discussed above.

Delivered EBIT increased by 16% including a 5% positive impact from foreign currency translation effects. At Constant Exchange Rates, Delivered EBIT increased by 11% largely driven by increased operating income.

Net interest expense increased by 38% to €105 M from €76 M, including a 5% negative impact from foreign currency translation effects. At Constant Exchange Rates, net interest expense increased by 33%, primarily due to the IFRS 16 Implementation, a higher debt level and the interest income from the investment of the Sound proceeds in the comparable period, partially offset by the replacement of high interest bearing bonds repaid in 2018 by debt instruments at lower interest rates.

Income tax expense decreased by 3% to €98 M from €102 M. The effective tax rate decreased to 20.2% from 22.7% for the same period of 2018 largely driven by the prior year impacts in 2018 from non-tax deductible expenses, mainly related to the FCPA Related Charge and U.S. Ballot Initiatives, partially offset by the favorable prior year impacts due to effects of the U.S. tax reform.

Net income attributable to noncontrolling interests decreased by 8%, including a 4% negative impact resulting from foreign currency translation effects. At Constant Exchange Rates, net income attributable to noncontrolling interests decreased by 12% driven by lower earnings from our dialysis business in the United States.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 17% to €333 M from €285 M including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 12% due to the combined effects of the items discussed above.

Basic earnings per share increased by 19%, including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, basic earnings per share increased by 14%. The average weighted number of shares outstanding for the period was approximately 301.4 M in 2019 (306.5 M in 2018), see note 2 of the notes to the consolidated financial statements (unaudited) included in this report.

We employed 120,734 people (full-time equivalents) as of September 30, 2019 compared to 112,134 as of September 30, 2018, an increase of 8%, primarily due to the NxStage acquisition.

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended September 30, 2019 and 2018, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the effects of the IFRS 16 Implementation

•
an adjustment to the 2019 presentation to remove the contribution of NxStage to conform to the 2018 presentation ("NxStage Operations")

•
an adjustment to the 2019 presentation to remove the integration costs related to the acquisition of NxStage on February 21, 2019 ("NxStage Costs")

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2018 presentation to remove the contribution of Sound to conform to the 2019 presentation ("Sound H1")

•
an adjustment to remove the gain related to divestitures of Care Coordination activities (see note 2 of the notes to the consolidated financial statements (unaudited) included in this report) ("(Gain) loss related to divestitures of Care Coordination activities")

•
an adjustment to the 2018 presentation to remove the FCPA related charge

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above as the adjustments allow for a better comparison of these key indicators to our Outlook presented in this report. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis in € M, except where otherwise specified

						(Gain) loss related to divestitures of Care Coordination activities		Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs		Results 2019 Adjusted	Current rate	Constant Currency(1)
Three months ended September 30
Total revenue	4,419	35	(79)	—	—	—	4,375	8%	5%
Health Care Services	3,492	—	(5)	—	—	—	3,487	7%	4%
Health Care Products	927	35	(74)	—	—	—	888	11%	9%
Total operating income (EBIT)	595	(21)	0	2	25	(2)	599	1%	(3)%
Operating income (EBIT) Margin	13.5%						13.7%
Interest expense, net	105	(43)	(21)	—	—	—	41	(46)%	(47)%
Income tax expense	98	6	6	1	7	18	136	24%	19%
Net income attributable to noncontrolling interests	59	—	—	—	—	—	59	(8)%	(12)%
Net income(2)	333	16	15	1	18	(20)	363	6%	2%
Basic earnings per share	1.10	0.06	0.05	0.01	0.06	(0.07)	1.21	8%	4%

Consolidated operating performance on an adjusted basis

	Results 2018	Sound H1(3)	(Gain) loss related to divestitures of Care Coordination activities	FCPA related charge	Results 2018 Adjusted
Three months ended September 30
Total revenue	4,058	(7)	—	—	4,051
Health Care Services	3,258	(7)	—	—	3,251
Health Care Products	800	—	—	—	800
Total operating income (EBIT)	527	0	(10)	75	592
Operating income (EBIT) Margin	13.0%				14.6%
Interest expense, net	76	—	—	—	76
Income tax expense	102	0	7	—	109
Net income attributable to noncontrolling interests	64	0	—	—	64
Net income(2)	285	0	(17)	75	343
Basic earnings per share	0.93	0	(0.05)	0.24	1.12

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

(3)
Contribution of Sound Physicians.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified

	For the three months ended September 30		Change in %
				Constant Currency(1)
	2019	2018	As Reported
Total North America Segment
Revenue	3,073	2,843	8%	3%
Health care services	2,795	2,628	6%	2%
Health care products	278	215	30%	24%
Operating income	477	525	(9)%	(13)%
Operating income margin in %	15.5%	18.5%
Delivered EBIT(2)	422	464	(9)%	(13)%
Dialysis
Revenue	2,800	2,543	10%	5%
Number of dialysis treatments	8,174,088	7,733,405	6%
Same market treatment growth in %	3.4%	2.5%
Operating income	500	489	2%	(2)%
Operating income margin in %	17.9%	19.2%
Delivered EBIT(2)	450	434	4%	(1)%
Care Coordination
Revenue	273	300	(9)%	(13)%
Operating income	(23)	36	n.a.	n.a.
Operating income margin in %	(8.3)%	12.1%
Delivered EBIT(2)	(28)	30	n.a.	n.a.
Member months under medical cost management(3)(4)	146,714	149,161	(2)%
Medical cost under management(3)(4)	975	866	13%	8%
Care Coordination patient encounters(3)	224,531	235,491	(5)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

(4)
Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 10% including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 5%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 8% to €2,522 M from €2,328 M, including a 4% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care revenue increased by 4% mainly due to increases in growth in same market treatments (3%), increases in organic revenue per treatment (2%), contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by a revenue recognition adjustment of €84 M for accounts receivable in legal dispute (3%) (see note 13 of the notes the consolidated financial statements (unaudited) included in this report).

Dialysis treatments increased by 6% largely due to growth in same market treatments (3%), contributions from acquisitions (2%) and an increase in dialysis days (1%). At September 30, 2019, 209,633 patients (4% increase from September 30, 2018) were being treated in the 2,585 dialysis clinics that we own or operate in the North America Segment, compared to 201,220 patients treated in 2,486 dialysis clinics at September 30, 2018.

In the U.S., the average revenue per treatment decreased to $347 (€299 at Constant Exchange Rates) from $356 (€306). The development was mainly attributable to a revenue recognition adjustment of €84 M for accounts receivable in legal dispute (see note 13 of the notes the consolidated financial statements (unaudited) included in this report), partially offset by lower implicit price concessions, higher utilization of oral based ancillaries and the impact from an increase in the ESRD PPS base rate.

Cost per treatment in the U.S., adjusted for the effects from the IFRS 16 Implementation, increased to $292 (€251 at Constant Exchange Rates) from $290 (€249). This increase was largely driven by higher personnel expense and the impact from the acquisition of NxStage, partially offset by lower costs for health care supplies.

Health care product revenue increased by 30% including a 6% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 24% driven by higher sales of home hemodialysis products largely as a result of the NxStage acquisition, renal pharmaceuticals and dialyzers, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions in accordance with the IFRS 16 Implementation.

Operating income margin

The decrease period over period in the dialysis operating income margin was 1.3 percentage points with virtually no foreign currency translation effects in the current period. At Constant Exchange Rates, the decrease was due to higher personnel expense, a revenue recognition adjustment for accounts receivable in legal dispute (see note 13 of the notes the consolidated financial statements (unaudited) included in this report), the negative impact from income attributable to a consent agreement on certain pharmaceuticals in the prior year, Cost Optimization Costs, and the integration and operational costs associated with NxStage, partially offset by the remeasurement effect on the fair value of our Humacyte investment, a favorable impact from higher utilization of oral based ancillaries with favorable margins, lower stock compensation expense, the prior year effect from U.S. Ballot Initiatives and a positive effect from the IFRS 16 Implementation.

Delivered EBIT

Dialysis Delivered EBIT increased by 4%, including a 5% positive impact from foreign currency translation effects. At Constant Exchange Rates, dialysis Delivered EBIT decreased by 1% mainly as a result of decreased operating income (at Constant Exchange Rates).

Care Coordination

Revenue

Care Coordination revenue decreased by 9%, including a 4% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 13% driven by a decrease in organic revenue, including the ESCO Effect (12%), and a decrease in MedSpring Urgent Care Centers encounters due to the sale of 24 locations in Texas (5%), partially offset by contributions from acquisitions (4%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 20.4 percentage points. Foreign currency translation effects represented a 0.2 percentage point decrease in the current period. The decrease at Constant Exchange Rates was mainly due to the ESCO effect, lower gains from the divestiture of Care Coordination activities and unfavorable margins for oral based ancillaries, partially offset by higher volumes for vascular services.

Delivered EBIT

Care Coordination Delivered EBIT decreased to a loss of €28 M for the three months ended September 30, 2019 as compared to €30 M in the comparative period of 2018 mainly as a result of decreased operating income (at Constant Exchange Rates).

Care Coordination business metrics

Member months under medical cost management decreased by 2% primarily due a decrease in ESCOs from exiting one of our locations. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 13%, including a 5% positive impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management increased by 8% due to the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities since the beginning of 2018 as well as an increase in the per member per month baseline rate. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by a decrease in MedSpring Urgent Care Centers encounters due to the sale of 24 locations in Texas, partially offset by increased encounters in our Rx BMM program. See note 2 of the notes to consolidated financial statements (unaudited) included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment" above.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the three months ended September 30, 2019 and 2018, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the effects of the IFRS 16 Implementation

•
an adjustment to the 2019 presentation to remove the NxStage Operations

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2018 presentation to remove Sound H1

•
an adjustment to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above as the adjustments allow for a better comparison of these key indicators to our Outlook presented in this report. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified

						(Gain) loss related to divestitures of Care Coordination activities
								Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs		Results 2019 Adjusted	Current rate	Constant Currency(1)
Three months ended September 30
Revenue	3,073	35	(79)	—	—	—	3,029	7%	2%
Health Care Services	2,795	—	(5)	—	—	—	2,790	6%	2%
thereof Dialysis Care	2,522	—	(5)	—	—	—	2,517	8%	3%
thereof Care Coordination	273	—	—	—	—	—	273	(7)%	(11)%
Health Care Products	278	35	(74)	—	—	—	239	11%	6%
Operating income (EBIT)	477	(15)	1	2	22	(2)	485	(6)%	(10)%
Operating income margin (EBIT)	15.5%						16.0%
Dialysis	500	(12)	1	2	22	—	513	5%	0%
Dialysis operating income margin (EBIT)	17.9%						18.6%
Care Coordination	(23)	(3)	—	—	—	(2)	(28)	n.a.	n.a.
Care Coordination operating income margin (EBIT)	(8.3)%						(10.2)%

North America Segment operating performance on an adjusted basis

	Results 2018	Sound H1(2)	(Gain) loss related to divestitures of Care Coordination activities	Results 2018 Adjusted
Three months ended September 30
Revenue	2,843	(7)	—	2,836
Health Care Services	2,628	(7)	—	2,621
thereof Dialysis Care	2,328	—	—	2,328
thereof Care Coordination	300	(7)	—	293
Health Care Products	215	—	—	215
Operating income (EBIT)	525	0	(10)	515
North America operating income margin (EBIT)	18.5%			18.2%
Dialysis	489	—	—	489
Dialysis operating income margin (EBIT)	19.2%			19.2%
Care Coordination	36	0	(10)	26
Care Coordination operating income margin (EBIT)	12.1%			9.0%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
Contribution of Sound Physicians.

EMEA Segment

Key indicators for the EMEA Segment in € M, except where otherwise specified

	For the three months ended September 30,		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Revenue	683	620	10%	9%
Health care services	343	314	9%	8%
Health care products	340	306	11%	10%
Number of dialysis treatments	2,527,666	2,455,783	3%
Same market treatment growth in %	3.6%	3.3%
Operating income	100	88	14%	14%
Operating income margin in %	14.6%	14.1%
Delivered EBIT(2)	98	86	14%	14%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

Revenue

Health care service revenue increased by 9%, including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 8% as a result of growth in same market treatments (4%), increases in organic revenue per treatment (3%), contributions from acquisitions (2%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (2%).

Dialysis treatments increased by 3% mainly due to growth in same market treatments (4%), contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (3%). As of September 30, 2019, we had 66,259 patients (3% increase from September 30, 2018) being treated at the 784 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 64,539 patients treated at 769 clinics at September 30, 2018.

Health care product revenue increased by 11%, including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 10%. Dialysis product revenue increased by 11%, including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 10% in dialysis product revenue was due to higher sales of dialyzers, bloodlines, hemodialysis solutions and concentrates, machines and peritoneal dialysis products. Non-Dialysis product revenue increased by 14% to €20 M from €18 M with virtually no impact from foreign currency translation effects.

Operating income margin

The increase period over period in the operating income margin was 0.5 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. At Constant Exchange Rates, operating income margin increased due to the impact from higher product sales, favorable foreign currency transaction effects, lower stock compensation expense, and the impact from one additional dialysis day, partially offset by higher bad debt expense and higher personnel expense in certain countries.

Delivered EBIT

Delivered EBIT increased by 14%, with virtually no impact resulting from foreign currency translation. At Constant Exchange Rates, the Delivered EBIT increased by 14% primarily due to increased operating income.

Asia-Pacific Segment

Key indicators for the Asia-Pacific Segment in € M, except where otherwise specified

	For the three months ended September 30,		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Total Asia-Pacific Segment
Revenue	475	421	13%	9%
Health care services	223	194	15%	9%
Health care products	252	227	11%	9%
Operating income	90	66	36%	32%
Operating income margin in %	19.0%	15.7%
Delivered EBIT(2)	88	65	37%	33%
Dialysis
Revenue	411	367	12%	8%
Number of dialysis treatments	1,160,964	1,096,803	6%
Same market treatment growth in %	6.6%	6.2%
Operating income	81	57	42%	37%
Operating income margin in %	19.9%	15.7%
Delivered EBIT(2)	79	57	42%	37%
Care Coordination
Revenue	64	54	20%	16%
Operating income	9	9	0%	(2)%
Operating income margin in %	13.6%	16.2%
Delivered EBIT(2)	9	8	3%	1%
Care Coordination patient encounters(3)	295,146	270,931	9%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 12% including a 4% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 8%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 13% to €159 M from €140 M including a 6% positive impact resulting from foreign currency translation effects. At Constant Exchange Rates, dialysis care revenue increased by 7% as a result of growth in same market treatments (7%), contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (2%).

Dialysis treatments increased by 6% mainly due to growth in same market treatments (7%), contributions from acquisitions (1%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (3%). As of September 30, 2019, we had 32,239 patients (3% increase from September 30, 2018) being treated at the 401 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 31,152 patients treated at 390 clinics at September 30, 2018.

Health care product revenue increased by 11% including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 9% as a result of increased sales of dialyzers, bloodlines, hemodialysis solutions and concentrates as well as peritoneal dialysis products, partially offset by lower sales of machines.

Operating income margin

The increase period over period in the operating income margin was 4.2 percentage points with virtually no effect from foreign currency translation. At Constant Exchange Rates, the operating income margin increased due to the impact from business growth and favorable foreign currency transaction effects, partially offset by an unfavorable mix effect from acquisitions with lower margins.

Delivered EBIT

Delivered EBIT increased by 42%, including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 37% mainly due to increased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 20%, including a 4% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 16% driven by organic revenue growth (9%) and contributions from acquisitions (7%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 2.6 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. At Constant Exchange Rates, the operating income margin decrease was driven by higher start-up and operating costs, partially offset by a positive effect from the IFRS 16 Implementation.

Delivered EBIT

Care Coordination Delivered EBIT increased by 3%, including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT increased by 1% mainly as the result of a decrease in income attributable to noncontrolling interests.

Care Coordination business metrics

The number of patient encounters increased due to increased encounters for inpatient and outpatient services, other chronic treatment services, comprehensive and specialized health check-ups, ambulant treatment services and vascular access.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified
	For the three months ended September 30,		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Revenue	182	171	7%	20%
Health care services	131	122	8%	26%
Health care products	51	49	3%	5%
Number of dialysis treatments	1,374,828	1,271,583	8%
Same market treatment growth in %	2.7%	1.4%
Operating income	11	(1)	n.a.	n.a.
Operating income margin in %	5.8%	(0.9)%
Delivered EBIT(2)	11	(1)	n.a.	n.a.

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered EBIT" above.

Revenue

Health care service revenue increased by 8%, including an 18% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 26% as a result of increases in organic revenue per treatment (17%), contributions from acquisitions (6%), growth in same market treatments (3%) and an increase in dialysis days (1%), partially offset by the effects of closed or sold clinics (1%).

Dialysis treatments increased by 8% mainly due to contributions from acquisitions (5%), growth in same market treatments (3%) and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (1%). As of September 30, 2019, we had 34,357 patients (a 7% increase from September 30, 2018) being treated at the 233 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 32,174 patients treated at 227 clinics at September 30, 2018.

Health care product revenue increased by 3%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 5% as a result of increased sales of hemodialysis solutions and concentrates as well as machines, partially offset by lower sales of dialyzers.

Operating income margin

The increase period over period in the operating income margin was 6.7 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin increased mainly due to reimbursement rate increases that mitigate inflationary cost increases, lower bad debt expense, favorable foreign currency transaction effects, a positive impact from acquisitions and a positive effect from the IFRS 16 Implementation.

Delivered EBIT

Delivered EBIT increased to €11 M for the three months ended September 30, 2019 as compared to a loss of €1 M in the comparative period of 2018 mainly as a result of increased operating income.

Nine months ended September 30, 2019 compared to nine months ended September 30, 2018

Consolidated financials

Key indicators for consolidated financial statements
in € M, except where otherwise specified
	For the nine months ended September 30		Change in %
			As reported	Constant Currency(1)
	2019	2018
Revenue	12,897	12,247	5%	1%
Health care services	10,265	9,852	4%	(0)%
Health care products	2,632	2,395	10%	8%
Number of dialysis treatments	38,757,809	37,122,573	4%
Same market treatment growth in %	3.6%	2.7%
Gross profit as a % of revenue	30.6%	30.8%
Selling, general and administrative costs as a % of revenue	17.3%	17.4%
Operating income	1,653	2,425	(32)%	(35)%
Operating income margin in %	12.8%	19.8%
Delivered EBIT(2)	1,476	2,249	(34)%	(37)%
Net income attributable to shareholders of FMC-AG & Co. KGaA	857	1,557	(45)%	(47)%
Basic earnings per share	2.82	5.08	(44)%	(47)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non-IFRS measures—Delivered EBIT" above.

Health care services revenue increased by 4%, including a 4% positive impact from foreign currency translation. At Constant Exchange Rates, health care services revenue remained stable as growth in same market treatments (4%), contributions from acquisitions (2%) and increases in organic revenue per treatment (1%), was largely offset by decreases attributable to prior year revenue associated with the divested Sound activities as well as the effect of closed or sold clinics (6%) and a revenue recognition adjustment of €84 M for accounts receivable in legal dispute (1%) (see note 13 of the notes the consolidated financial statements (unaudited) included in this report).

Dialysis treatments increased by 4% as a result of growth in same market treatments (4%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue increased by 10% including a 2% positive impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 8%. Dialysis product revenue increased by 10%, including a 2% positive impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenues increased by 8% driven by higher sales of home hemodialysis products (largely as a result of the acquisition of NxStage), dialyzers, hemodialysis solutions and concentrates, bloodlines, renal pharmaceuticals, peritoneal dialysis products and products for acute care treatments, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 Implementation. Non-dialysis product revenue increased slightly by 1% to €56 M from €56 M with virtually no foreign currency translation effects.

The decrease period over period in the gross profit margin was 0.2 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease primarily reflects decreases in the EMEA Segment, the Latin America Segment and the North America Segment, partially offset by an increase in the Asia-Pacific Segment and a favorable impact from the varying margins across our four reporting segments. The decrease in the EMEA Segment was mainly driven by higher personnel expense in certain countries, unfavorable impacts from an inventory revaluation and foreign currency transaction effects as well as other smaller cost increases. The decrease in the Latin America Segment was due to the impact from hyperinflation, partially offset by a favorable effect from the IFRS 16 Implementation. The decrease in the North America Segment was mainly attributable to higher personnel expense, a revenue recognition adjustment for accounts receivable in legal dispute (see note 13 of the notes the consolidated financial statements (unaudited) included in this report) and the ESCO effect, partially offset by the positive current year effect from the divestiture of Sound which operated at lower margins, a favorable effect from the IFRS 16 Implementation, higher utilization of oral based ancillaries with favorable margins and the impact from the acquisition of NxStage. The increase in the Asia-Pacific Segment was largely due to favorable impacts from business growth, partially offset by unfavorable impact from Care Coordination activities.

The decrease period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 0.1 percentage points with virtually no foreign currency translation effects in the current period. The decrease was primarily driven by decreases at Corporate, the EMEA Segment and the Latin America Segment, partially offset by an increase in the North America Segment as well as an unfavorable impact of varying margins across the four operating segments. The decrease at Corporate was mainly driven by the effect from the FCPA Related Charge in the prior year (see note 13 of the notes the consolidated financial statements (unaudited) included in this report). The decrease in the EMEA Segment was due to a reduction of a contingent consideration liability related to Xenios AG ("Xenios"), favorable foreign currency transaction effects, lower stock compensation expense, higher other income related to a favorable outcome in a legal proceeding and a positive impact from acquisitions, partially offset by higher bad debt expense. The decrease in the Latin America Segment was largely due to favorable foreign currency transaction effects and a positive impact from acquisitions. The increase in the North America Segment was due to higher personnel expense, the integration and operational costs associated with NxStage, Cost Optimization Costs, an unfavorable impact from legal settlements and lower income attributable to consent agreements on certain pharmaceuticals, partially offset by the remeasurement effect on the fair value of our Humacyte investment and the prior year effect from U.S. Ballot Initiatives.

The gain related to divestitures of Care Coordination activities decreased to €14 M from €830 M primarily due to the divestiture of Sound in 2018.

Research and development expenses increased by 43% to €137 M from €95 M. The increase period over period, as a percentage of revenue, was 0.3 percentage points, largely driven by research and development activities at NxStage, in-center and home program development as well as higher costs related to pre-development activities.

Income from equity method investees increased by 20% to €63 M from €52 M. The increase was primarily driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to higher sales of renal pharmaceuticals.

The decrease period over period in the operating income margin was 7.0 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease in the current period was largely driven by the lower gain related to divestitures of Care Coordination activities as discussed above.

Delivered EBIT decreased by 34% including a 3% positive impact from foreign currency translation. At Constant Exchange Rates, the decrease of 37% was largely driven by decreased operating income.

Net interest expense increased by 34% to €327 M from €244 M including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, net interest expense increased by 29% primarily due to the IFRS 16 Implementation and a higher debt level, partially offset by the replacement of high interest bearing bonds repaid in 2018 by debt instruments at lower interest rates.

Income tax expense decreased by 35% to €292 M from €448 M. The effective tax rate increased to 22.0% from 20.5% for the same period of 2018 largely driven by the prior year impacts from the gain related to the divestiture of Care Coordination activities as well as favorable implications of the US tax reform, partially offset by non-tax deductible expenses related to the FCPA Related Charge and U.S. Ballot Initiatives.

Net income attributable to noncontrolling interests increased slightly to €177 M from €176 M. Foreign currency translation effects represented a 5% negative impact. At Constant Exchange Rates, net income attributable to noncontrolling interests decreased by 5%.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 45% to €857 M from €1,557 M, including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, the decrease of 47% was driven by the combined effects of the items discussed above.

Basic earnings per share decreased by 44%. Foreign currency translation effects represented a 3% positive impact on the decrease. At Constant Exchange Rates, basic earnings per share decreased by 47% primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 303.8 M in 2019 (306.4 M in 2018).

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the nine months ended September 30, 2019 and 2018, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the effects of the IFRS 16 Implementation

•
an adjustment to the 2019 presentation to remove the NxStage Operations

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2018 presentation to remove Sound H1

•
an adjustment to remove the (Gain) loss related to divestitures of Care Coordination activities

•
an adjustment to the 2018 presentation to remove the FCPA related charge

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above as the adjustments allow for a better comparison of these key indicators to our Outlook presented in this report. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis
in € M, except where otherwise specified
						(Gain) loss related to divestitures of Care Coordination activities
								Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs		Results 2019 Adjusted	Current rate	Constant Currency(1)
Nine months ended September 30
Total revenue	12,897	75	(188)	—	—	—	12,784	9%	5%
Health Care Services	10,265	—	(11)	—	—	—	10,254	10%	5%
Health Care Products	2,632	75	(177)	—	—	—	2,530	6%	4%
Total operating income (EBIT)	1,653	(68)	16	22	32	(14)	1,641	(1)%	(5)%
Operating income (EBIT) Margin	12.8%						12.8%
Interest expense, net	327	(128)	(50)	—	—	—	149	(33)%	(35)%
Income tax expense	292	15	17	6	9	15	354	14%	9%
Net income attributable to noncontrolling interests	177	—	—	—	—	—	177	0%	(6)%
Net income(2)	857	45	49	16	23	(29)	961	2%	(3)%
Basic earnings per share	2.82	0.14	0.16	0.05	0.08	(0.09)	3.16	2%	(2)%

Consolidated operating performance on an adjusted basis

	Results 2018	Sound H1(3)	(Gain) loss related to divestitures of Care Coordination activities	FCPA related charge	Results 2018 Adjusted
Nine months ended September 30
Total revenue	12,247	(516)	—	—	11,731
Health Care Services	9,852	(516)	—	—	9,336
Health Care Products	2,395	—	—	—	2,395
Total operating income (EBIT)	2,425	(14)	(830)	75	1,656
Operating income (EBIT) Margin	19.8%				14.1%
Interest expense, net	244	(21)	—	—	223
Income tax expense	448	2	(140)	—	310
Net income attributable to noncontrolling interests	176	1	—	—	177
Net income(2)	1,557	4	(690)	75	946
Basic earnings per share	5.08	0.02	(2.25)	0.24	3.09

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

(3)
Contribution of Sound Physicians.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for North America Segment in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Total North America Segment
Revenue	9,021	8,589	5%	(1)%
Health care services	8,264	7,979	4%	(3)%
Health care products	757	610	24%	17%
Operating income	1,279	2,173	(41)%	(44)%
Operating income margin in %	14.2%	25.3%
Delivered EBIT(2)	1,112	2,006	(45)%	(47)%
Dialysis
Revenue	8,162	7,244	13%	6%
Number of dialysis treatments	23,872,968	22,867,793	4%
Same market treatment growth in %	3.4%	2.4%
Operating income	1,261	1,255	0%	(5)%
Operating income margin in %	15.4%	17.3%
Delivered EBIT(2)	1,107	1,103	0%	(5)%
Care Coordination
Revenue	859	1,345	(36)%	(40)%
Operating income	18	918	(98)%	(98)%
Operating income margin in %	2.1%	68.3%
Delivered EBIT(2)	5	903	(99)%	(99)%
Member Months Under Medical Cost Management(3)(4)	482,970	486,786	(1)%
Medical Cost Under Management(3)(4)	3,149	3,299	(5)%	(10)%
Care Coordination Patient Encounters(3)(4)	774,764	4,149,516	(81)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business metrics for Care Coordination."

(4)
Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 13% including a 7% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 6%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 12% to €7,405 M from €6,634 M. Foreign currency translation represented a 7% positive impact in the current period. At Constant Exchange Rates, dialysis care revenue increased by 5% mainly due to growth in same market treatments (3%), increases in organic revenue per treatment (2%), and contributions from acquisitions (1%), partially offset by a revenue recognition adjustment of €84 M for accounts receivable in legal dispute (1%) (see note 13 of the notes the consolidated financial statements (unaudited) included in this report).

Dialysis treatments increased by 4% largely due to growth in same market treatments (3%) and contributions from acquisitions (1%).

In the U.S., the average revenue per treatment remained stable at $353 (€296 at Constant Exchange Rates as compared to €295 in 2018) largely due to a revenue recognition adjustment of €84 M for accounts receivable in legal dispute (see note 13 of the notes the consolidated financial statements (unaudited) included in this report) and lower revenue from commercial payors, partially offset by higher utilization of oral based ancillaries and the impact from an increase in the ESRD PPS base rate and lower implicit price concessions.

Cost per treatment in the U.S., adjusted for the effects from the IFRS 16 Implementation, increased to $297 (€248 at Constant Exchange Rates) from $289 (€242). This increase was largely driven by higher personnel expense and the integration and operational costs associated with NxStage.

Health care product revenue increased by 24%, including a 7% positive impact from foreign currency translation effects. At Constant Exchange Rates, health care product revenue increased by 17% driven by higher sales of home hemodialysis products, renal pharmaceuticals, dialyzers, peritoneal dialysis products, and hemodialysis solutions and concentrates, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions in accordance with the IFRS 16 Implementation.

Operating income margin

The decrease period over period in the dialysis operating income margin was 1.9 percentage points. Foreign currency translation effects represented a 0.2 percentage point decrease in the current period. The decrease was due to higher personnel expense, a revenue recognition adjustment for accounts receivable in legal dispute (see note 13 of the notes the consolidated financial statements (unaudited) included in this report), the integration and operational costs associated with NxStage, and Cost Optimization Costs, partially offset by the remeasurement effect on the fair value of our Humacyte investment, the higher utilization of oral based ancillaries with favorable margins, a positive effect from the IFRS 16 Implementation, the prior year effect from the U.S. Ballot Initiatives, and lower stock compensation expense.

Delivered EBIT

Dialysis Delivered EBIT remained stable, including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis Delivered EBIT decreased by 5% mainly as a result of decreased operating income (at Constant Exchange Rates).

Care Coordination

Revenue

Care Coordination revenue decreased by 36% including a 4% positive impact from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 40% largely driven by decreases attributable to prior year revenue associated with the divested Sound activities (38%) and a decrease in organic revenue, including the ESCO effect (4%), partially offset by contributions from acquisitions (2%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 66.2 percentage points with virtually no foreign currency translation effects in the current period. The decrease was mainly due to lower gains related to divestiture of Care Coordination activities, the ESCO effect and unfavorable margins for oral based ancillaries, partially offset by a positive effect from the IFRS 16 Implementation.

Delivered EBIT

Care Coordination Delivered EBIT decreased by 99% with virtually no impact from foreign currency translation. At Constant Exchange Rates, Care Coordination delivered EBIT decreased by 99% mainly as the result of decreased operating income.

Care Coordination business metrics

Member months under medical cost management remained relatively stable as the divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI was mostly offset by the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities since the beginning of 2018. See note 2 of the notes to consolidated financial statements (unaudited) included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management decreased by 5%, including a 5% positive impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management decreased by 10% due to the divestment of our controlling interest in Sound on June 28, 2018 (see note 2 of the notes to consolidated financial statements (unaudited) included in this report) and, as a result, the conclusion of our participation in BPCI. This decrease was partially offset by our expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities since the beginning of 2018. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by decreased encounters for hospital related physician services as a result of our divesting our controlling interest in Sound on June 28, 2018. See note 2 of the notes to consolidated financial statements (unaudited) included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment" above.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the nine months ended September 30, 2019 and 2018, we have identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

•
an adjustment to the 2019 presentation to remove the effects of the IFRS 16 Implementation

•
an adjustment to the 2019 presentation to remove the NxStage Operations

•
an adjustment to the 2019 presentation to remove the NxStage Costs

•
an adjustment to the 2019 presentation to remove the Cost Optimization Costs

•
an adjustment to the 2018 presentation to remove Sound H1

•
an adjustment to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above as the adjustments allow for a better comparison of these key indicators to our Outlook presented in this report. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified

						(Gain) loss related to divestitures of Care Coordination activities		Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs		Results 2019 Adjusted	Current rate	Constant Currency(1)
Nine months ended September 30
Revenue	9,021	75	(188)	—	—	—	8,908	10%	4%
Health Care Services	8,264	—	(11)	—	—	—	8,253	11%	4%
thereof Dialysis Care	7,405	—	(11)	—	—	—	7,394	11%	5%
thereof Care Coordination	859	—	—	—	—	—	859	4%	(3)%
Health Care Products	757	75	(177)	—	—	—	655	7%	1%
Operating income (EBIT)	1,279	(55)	19	22	29	(14)	1,280	(4)%	(9)%
Operating income margin (EBIT)	14.2%						14.4%
Dialysis	1,261	(50)	19	22	29	—	1,281	2%	–3%
Dialysis operating income margin (EBIT)	15.4%						15.9%
Care Coordination	18	(5)	—	—	—	(14)	(1)	n.a.	n.a.
Care Coordination operating income margin (EBIT)	2.1%						(0.2)%

North America Segment operating performance on an adjusted basis

	Results 2018	Sound H1(2)	(Gain) loss related to divestitures of Care Coordination activities	Results 2018 Adjusted
Nine months ended September 30
Revenue	8,589	(516)	—	8,073
Health Care Services	7,979	(516)	—	7,463
thereof Dialysis Care	6,634	—	—	6,634
thereof Care Coordination	1,345	(516)	—	829
Health Care Products	610	—	—	610
Operating income (EBIT)	2,173	(14)	(830)	1,329
North America operating income margin (EBIT)	25.3%			16.5%
Dialysis	1,255	—	—	1,255
Dialysis operating income margin (EBIT)	17.3%			17.3%
Care Coordination	918	(14)	(830)	74
Care Coordination operating income margin (EBIT)	68.3%			9.0%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non-IFRS measures—Constant currency information" above.

(2)
Contribution of Sound Physicians.

EMEA Segment

Key indicators for EMEA Segment in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Revenue	1,984	1,908	4%	4%
Health care services	1,002	943	6%	7%
Health care products	982	965	2%	2%
Number of dialysis treatments	7,503,691	7,250,376	3%
Same market treatment growth in %	3.6%	2.9%
Operating income	334	302	11%	11%
Operating income margin in %	16.8%	15.8%
Delivered EBIT(2)	330	299	11%	11%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

Revenue

Health care service revenue increased by 6%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 7% as a result of growth in same market treatments (4%), contributions from acquisitions (3%), and increases in organic revenue per treatment (2%), partially offset by the effect of closed or sold clinics (2%).

Dialysis treatments increased by 3% mainly due to growth in same market treatments (4%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (2%).

Health care product revenue increased by 2%, with virtually no impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 2%. Dialysis product revenue increased by 2%, with virtually no impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 2% in dialysis product revenue was due to higher sales of machines, dialyzers, bloodlines, hemodialysis solutions and concentrates, and peritoneal dialysis products. Non-Dialysis product revenue increased by 1% to €56 M from €56 M with virtually no impact from foreign currency translation. At Constant Exchange Rates, Non-Dialysis product revenue increased by 1%.

Operating income margin

The increase period over period in the operating income margin was 1.0 percentage points with virtually no impact from foreign currency translation. The increase at Constant Exchange Rates was mainly due to a reduction of a contingent consideration liability related to Xenios, a positive impact from acquisitions, higher other income related to a favorable outcome in a legal proceeding, and lower stock compensation expense, partially offset by higher bad debt expense as well as increased personnel expense in certain countries.

Delivered EBIT

Delivered EBIT increased by 11%, with virtually no impact from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 11% primarily due to increased operating income.

Asia-Pacific Segment

Key indicators for Asia-Pacific Segment in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
				Constant Currency(1)
	2019	2018	As Reported
Total Asia-Pacific Segment
Revenue	1,360	1,235	10%	7%
Health care services	632	569	11%	7%
Health care products	728	666	9%	8%
Operating income	254	218	17%	14%
Operating income margin in %	18.7%	17.7%
Delivered EBIT(2)	248	212	17%	14%
Dialysis
Revenue	1,187	1,087	9%	6%
Number of dialysis treatments	3,398,594	3,239,862	5%
Same market treatment growth in %	7.0%	5.8%
Operating income	235	197	19%	16%
Operating income margin in %	19.8%	18.2%
Delivered EBIT(2)	230	193	19%	16%
Care Coordination
Revenue	173	148	17%	14%
Operating income	19	21	(7)%	(7)%
Operating income margin in %	11.1%	14.0%
Delivered EBIT(2)	18	19	(6)%	(5)%
Care Coordination Patient Encounters(3)	759,726	705,583	8%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "II. Discussion of measures—Business Metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 9% including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 6%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue increased by 9% to €459 M from €421 M, including a 5% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care service revenue increased by 4% as a result of growth in same market treatments (7%), and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (3%) and a decrease in organic revenue per treatment (1%).

Dialysis treatments increased by 5% mainly due to growth in same market treatments (7%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (3%).

Health care product revenue increased by 9% including a 1% positive impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 8% as a result of increased sales of dialyzers, bloodlines, products for acute care treatments as well as hemodialysis solutions and concentrates.

Operating income margin

The increase period over period in the operating income margin was 1.6 percentage points with virtually no foreign currency translation effects. At Constant Exchange Rates, the operating income margin increased primarily due to favorable impacts from foreign currency transaction effects and business growth as well as a positive effect from the IFRS 16 Implementation, partially offset by an unfavorable mix effect from acquisitions with lower margins.

Delivered EBIT

Delivered EBIT increased by 19%, including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 16% mainly due to increased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 17%, including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 14% driven by contributions from acquisitions (7%) and organic revenue growth (7%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 2.9 percentage points. Foreign currency translation effects represented a 0.3 percentage point decrease in the operating income margin. The decrease was driven by higher start-up and operating costs as well as an unfavorable mix effect from acquisitions with lower margins, partially offset by a positive effect from the IFRS 16 Implementation.

Delivered EBIT

Care Coordination Delivered EBIT decreased by 6%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT decreased by 5% mainly as the result of decreased operating income.

Care Coordination business metrics

The number of patient encounters increased due to increased encounters for comprehensive and specialized health check-ups as well as ambulant treatment services, inpatient and outpatient services, vascular access and other chronic treatment services.

Latin America Segment

Key indicators for Latin America Segment in € M, except where otherwise specified

	For the nine months ended September 30		Change in %
			As Reported	Constant Currency(1)
	2019	2018
Revenue	516	505	2%	20%
Health care services	367	361	2%	24%
Health care products	149	144	4%	8%
Number of dialysis treatments	3,982,556	3,764,542	6%
Same market treatment growth in %	1.9%	1.3%
Operating income	28	24	17%	(0)%
Operating income margin in %	5.4%	4.7%
Delivered EBIT(2)	28	24	17%	(1)%

(1)
For further information on Constant Exchange Rates, see "II. Discussion of measures—Non—IFRS measures—Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "II. Discussion of measures—Non—IFRS measures—Delivered EBIT" above.

Revenue

Health care service revenue increased by 2%, including a 22% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 24% as a result of increases in organic revenue per treatment (19%), contributions from acquisitions (4%) and growth in same market treatments (2%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 6% mainly due to contributions from acquisitions (5%) and growth in same market treatments (2%), partially offset by the effect of closed or sold clinics (1%).

Health care product revenue increased by 4%, including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 8% was due to higher sales of hemodialysis solutions and concentrates, machines, peritoneal dialysis products and products for acute care treatments, partially offset by lower sales of dialyzers.

Operating income margin

The increase period over period in the operating income margin was 0.7 percentage points, including a positive foreign currency translation effect of 1.5 percentage points in the current period. The decrease at Constant Exchange Rates was mainly due to the impact from hyperinflation and an increase in bad debt, partially offset by favorable foreign currency transaction effects and a positive impact from acquisitions.

Delivered EBIT

Delivered EBIT increased by 17%, including an 18% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 1% due to a slightly decreased operating income at Constant Currency.

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt as well as divestitures. We require this capital primarily to finance working capital needs, fund acquisitions and clinic operations, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

In our long-term financial planning, we focus primarily on the net leverage ratio, a Non-IFRS measure, see "II. Discussion of measures—Non—IFRS measures—Net leverage ratio (Non-IFRS Measure)" above. At September 30, 2019 and December 31, 2018, the net leverage ratio was 3.2 and 1.8, respectively. Adjusted for IFRS 16, the net leverage ratio was 2.5 at September 30, 2019.

At September 30, 2019, we had cash and cash equivalents of €965 M compared to €2,146 M at December 31, 2018.

Free cash flow (net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €1,019 M and €662 M for the nine months ended September 30, 2019 and September 30, 2018, respectively. Free cash flow is a Non-IFRS measure reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see "II. Discussion of measures—Non—IFRS measures—Cash flow measures" above. Free cash flow in percent of revenue was 7.9% and 5.4% for the nine months ended September 30, 2019 and 2018, respectively.

Net cash provided by (used in) operating activities

In the first nine months of 2019, net cash provided by operating activities was €1,796 M as compared to net cash provided by operating activities of €1,364 M in the first nine months of 2018. Net cash provided by (used in) operating activities in percent of revenue increased to 14% for the first nine months of 2019 as compared to 11% for 2018. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities was largely driven by the IFRS 16 Implementation leading to a reclassification of the repayment portion of rent to financing activities.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 80% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2019, approximately 33% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "I. Overview," above.

We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under our commercial paper program (see note 8 of the notes to the consolidated financial statements (unaudited) included in this report) as well as utilization of our Accounts Receivable Facility. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 73 days at September 30, 2019, a decrease as compared to 75 days at December 31, 2018.

DSO by segment is calculated by dividing the segment's accounts and other receivable and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. The development of DSO by reporting segment is shown in the table below:

DSO by reporting segment

	September 30, 2019	December 31, 2018
North America Segment	57	60
EMEA Segment	98	98
Asia-Pacific Segment	119	116
Latin America Segment	119	119
FMC-AG & Co. KGaA average days sales outstanding	73	75

The DSO decrease in the North America Segment was largely due to a revenue recognition adjustment for accounts receivable in legal dispute (see note 13 of the notes to the consolidated financial statements (unaudited) included in this report). The Asia-Pacific Segment's DSO increase primarily reflects delays in payment collections in China.

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

Net cash provided by (used in) investing activities

In the first nine months of 2019, net cash used in investing activities was €2,745 M as compared to net cash provided by investing activities of €157 M in the comparable period of 2018. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for the first nine months of 2019 and 2018:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M

	Capital expenditures, net		Acquisitions, investments and purchases of intangible assets
	For the nine months ended September 30
	2019	2018	2019	2018
North America Segment	412	370	1,926	720
Thereof investments in debt securities	—	—	10	471
EMEA Segment	85	96	30	33
Asia-Pacific Segment	40	31	9	17
Latin America Segment	19	15	44	26
Corporate	221	190	15	12

Total	777	702	2,024	808

The majority of our capital expenditures in the first nine months of 2019 was used for maintaining existing clinics, equipping new clinics, maintaining and expanding production facilities (primarily in the North America Segment, Germany and France), capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures remained stable at 6% of total revenue in the first nine months of 2019 as compared to the same period in 2018.

Acquisitions in the first nine months of 2019 were primarily driven by the acquisition of NxStage on February 21, 2019 as well as dialysis clinics.

Investments in the first nine months of 2019 were primarily comprised of debt securities. In the first nine months of 2019, we received €56 M from divestitures. These divestitures were mainly related to the divestment of MedSpring Urgent Care Centers in Texas, a California based cardiovascular business, sales of debt securities as well as B.Braun Medical Inc.'s purchase of NxStage's bloodlines business in connection with our acquisition of NxStage.

Investments in the first nine months of 2018 were primarily comprised of purchases of debt securities and an equity investment in Humacyte within the North America Segment. The remaining investments in the North America Segment, the EMEA Segment and the Latin America Segment were largely due to the acquisition of dialysis clinics as well as license agreements and distribution rights in the North America Segment. In the first nine months of 2018, we received €1,667 M from divestitures mainly related to the divestment of Sound on June 28, 2018 as well as the sale of debt securities in the amount of €149 M.

We anticipate capital expenditures of €1.0 to €1.2 billion and expect to make acquisitions and investments, excluding investments in securities, of approximately €400 to €600 M in 2019 as described in the "Outlook" below.

Net cash provided by (used in) financing activities

In the first nine months of 2019 and 2018, net cash used in financing activities was €302 M as compared to net cash used in financing activities of €734 M, respectively.

In the first nine months of 2019, cash was mainly used in the repayments of long-term debt (including the current portion of long-term debt primarily driven by the repayment of bonds due in July 2019), repayment of lease liabilities, shares repurchased as part of a share buy-back program, payment of dividends, repayments of short-term debt and distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including additional drawings under the revolving credit facilities of the Amended

2012 Credit Agreement and the issuance of bonds with a volume of $500 M), the utilization of the accounts receivable facility, as well as proceeds from and short-term debt and short-term debt from related parties.

In the first nine months of 2018, cash was mainly used in the repayments of long-term debt including the repayment of bonds due in September 2018, the payment of dividends, a reduction in the accounts receivable facility, distributions to noncontrolling interests and repayments of short-term debt, partially offset by proceeds from short-term debt (including drawings under the Commercial Paper Program) as well as long-term debt through an issuance under our debt issuance program.

On May 21, 2019, we paid a dividend with respect to 2018 of €1.17 per share (for 2017 paid in 2018 €1.06 per share). The total dividend payment was €355 M as compared to €325 M in the prior year.

Balance sheet structure

Total assets as of September 30, 2019 increased by 26% to €33.2 billion as compared to €26.2 billion at December 31, 2018, including a 4% positive impact resulting from foreign currency translation, largely due to the implementation of the IFRS 16 in 2019. At Constant Exchange Rates, total assets increased by 22% to €31.9 billion from €26.2 billion.

Current assets as a percent of total assets decreased to 22% at September 30, 2019 as compared to 30% at December 31, 2018. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 41% at September 30, 2019 as compared to 49% at December 31, 2018. ROIC decreased to 6.9% at September 30, 2019, adjusted for the implementation of IFRS 16, as compared to 12.4% at December 31, 2018.

Report on post-balance sheet date events

Refer to note 17 in the notes to the consolidated financial statements (unaudited) included in this report.

Outlook

Below is a table showing our growth outlook for 2019 and 2020 which are determined by reference to target results determined in accordance with IFRS and presented in euro. The targets indicated for 2019 and 2020 are calculated and presented at Constant Exchange Rates with reliance on Item 10(e)(1)(i)(B) of SEC Regulation S-K as it is impossible to predict currency exchange movements over the course of an entire year. These targets as well as the 2018 base are and will be adjusted in order to make the business performance in the respective periods comparable for items such as: the FCPA Related Charge, the IFRS 16 Implementation, the contributions from Sound in the first half year of 2018, the (gain) loss related to divestitures of Care Coordination activities and expenses for the cost optimization program. All effects from the acquisition of NxStage Medical Inc. are excluded from the Outlook 2019 and 2020.

Outlook In € billions ("BN"), except where otherwise noted

	Outlook 2019 (at Constant Currency)(1)	Outlook 2020 (at Constant Currency)(1)
Revenue(2)	Growth 3 - 7%	mid to high single digit growth rate
Operating income(2)	Growth (1) - 3%	mid to high single digit growth rate
Delivered EBIT(2)	Growth (1) - 3%	mid to high single digit growth rate
Net income growth at Constant Currency(2)(3)	Growth (2) - 2%	mid to high single digit growth rate
Basic earnings per share growth at Constant Currency(2)(3)	assessed based on expected development of net income and shares outstanding	assessed based on expected development of net income and shares outstanding
Capital expenditures	€1.0 - €1.2 BN	n.a.
Acquisitions and investments(4)	€0.4 - €0.6 BN	n.a.
Net cash provided by (used in) operating activities in % of revenue	> 10%	n.a.
Free cash flow in % of revenue	> 4%	n.a.
Net leverage ratio	< 2.5	n.a.
ROIC	≥ 8.0%	n.a.
Dividend per share	assessed based on expected development of net income and shares outstanding	n.a.
Employees(5)	> 117,000	n.a.
Research and development expenses	€160 - €170 M	n.a.

(1)
Outlook 2019 and 2020 are and will be adjusted in order to make the business performance comparable to results 2018 adjusted for items such as: FCPA Related Charges, the IFRS 16 Implementation, the gain (loss) related to divestitures of Care Coordination activities and expenses for the cost optimization program. All effects from the acquisition of NxStage Medical Inc. are excluded from the Outlook 2019 and 2020.

(2)
Results 2018 adjusted for the (gain) loss related to divestitures of Care Coordination activities, the 2018 FCPA Related Charge and the contributions from Sound in the first half year of 2018.

(3)
Net income attributable to shareholders of FMC-AG & Co. KGaA.

(4)
Excluding investments in securities.

(5)
Full-time equivalents.

NxStage Estimate

Below is a table showing the estimated effects of the NxStage acquisition on our business in 2019 and 2020, excluding integration costs of approximately €50 M to €75 M over the three years following the closing of the transaction. These effects are determined in accordance with IFRS and presented in euro. The estimates indicated for 2019 and 2020 are calculated and presented at Constant Exchange Rates with reliance on Item 10(e)(1)(i)(B) of SEC Regulation S-K as it is impossible to predict currency exchange movements over the course of an entire year.

NxStage Estimate(1) In € M

	Estimate 2019 (at Constant Currency)	Estimate 2020 (at Constant Currency)
Revenue	240 - 260	310 - 330
Operating income	(30) - (20)	20 - 30
Interest	(75) - (65)	(85) - (75)
Net income	(75) - (65)	(40) - (30)

(1)
The numbers are excluding effects from the implementation of IFRS 16 and excluding integration costs. The 2019 estimates cover the period starting on February 21, 2019 (closing date) until year-end 2019.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial statements

Consolidated statements of income

(unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
in € thousands ("THOUS"), except per share data	Note	2019	2018	2019	2018
Revenue:
Health care services		3,492,316	3,258,131	10,264,821	9,851,733
Health care products		926,687	799,721	2,631,771	2,395,453

	2a, 15	4,419,003	4,057,852	12,896,592	12,247,186
Costs of revenue:
Health care services		2,666,246	2,415,140	7,777,401	7,380,034
Health care products		406,768	375,366	1,176,992	1,092,813

		3,073,014	2,790,506	8,954,393	8,472,847
Gross profit		1,345,989	1,267,346	3,942,199	3,774,339
Operating (income) expenses:
Selling, general and administrative	2b	724,433	742,678	2,229,333	2,136,632
(Gain) loss related to divestitures of Care Coordination activities	2c	(2,462)	(9,806)	(13,862)	(829,860)
Research and development	2d	49,174	25,742	136,591	95,287
Income from equity method investees	15	(20,544)	(17,990)	(63,058)	(52,417)

Operating income		595,388	526,722	1,653,195	2,424,697
Other (income) expense:
Interest income		(20,761)	(8,855)	(46,659)	(30,961)
Interest expense		125,485	84,765	373,586	274,512

Income before income taxes		490,664	450,812	1,326,268	2,181,146
Income tax expense		99,103	102,250	292,312	447,716
Net income		391,561	348,562	1,033,956	1,733,430
Net income attributable to noncontrolling interests		58,977	63,948	176,843	176,280

Net income attributable to shareholders of FMC-AG & Co. KGaA		332,584	284,614	857,113	1,557,150

Basic earnings per share	2e	1.10	0.93	2.82	5.08

Diluted earnings per share	2e	1.10	0.93	2.82	5.07

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
in € THOUS	Note	2019	2018	2019	2018
Net income		391,561	348,562	1,033,956	1,733,430

Other comprehensive income (loss):
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation		524,396	36,946	654,319	166,191
Gain (loss) related to cash flow hedges(1)		107	5,964	(13,380)	18,984
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified		(55)	(1,668)	3,114	(5,382)

Other comprehensive income (loss), net of tax		524,448	41,242	644,053	179,793

Total comprehensive income		916,009	389,804	1,678,009	1,913,223
Comprehensive income attributable to noncontrolling interests		107,848	69,695	231,404	208,429

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		808,161	320,109	1,446,605	1,704,794

(1)
Including cost of hedging in the amount of €(302) and €(1,064) respective €(424) and €(976) for the three and nine months ended September 30, 2019 and 2018.

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

in € THOUS, except share data	Note	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	5	965,054	2,145,632
Trade accounts and other receivables	6	3,511,120	3,337,706
Accounts receivable from related parties	4	78,554	92,662
Inventories	7	1,721,090	1,466,803
Other current assets		955,236	804,083

Total current assets		7,231,054	7,846,886
Property, plant and equipment		4,147,890	3,836,010
Right-of-use assets	1	4,343,308	—
Intangible assets		1,525,179	681,331
Goodwill		14,121,321	12,209,606
Deferred taxes		348,087	345,686
Investment in equity method investees	15	682,617	649,780
Other non-current assets		769,947	672,969

Total non-current assets		25,938,349	18,395,382

Total assets		33,169,403	26,242,268

Liabilities
Accounts payable		654,602	641,271
Accounts payable to related parties	4	255,242	153,781
Current provisions and other current liabilities		2,836,456	2,904,288
Short-term debt	8	1,565,779	1,205,294
Short-term debt from related parties	8	357,900	188,900
Current portion of long-term debt	9	970,917	1,106,519
Current portion of long-term lease liabilities	1	628,297	—
Current portion of long-term lease liabilities from related parties	1	16,427	—
Income tax payable		93,060	68,229

Total current liabilities		7,378,680	6,268,282
Long-term debt, less current portion	9	6,085,840	5,045,515
Long-term lease liabilities, less current portion	1	3,935,599	—
Long-term lease liabilities from related parties, less current portion	1	108,436	—
Non-current provisions and other non-current liabilities		686,911	750,738
Pension liabilities		587,978	551,930
Income tax payable		87,912	97,324
Deferred taxes		754,627	626,521

Total non-current liabilities		12,247,303	7,072,028

Total liabilities		19,625,983	13,340,310
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 374,165,226 shares authorized, 304,356,545 issued and 300,359,593 outstanding as of September 30, 2019 and 384,822,972 shares authorized, 307,878,652 issued and 306,878,701 outstanding as of December 31, 2018		304,357	307,879
Treasury stock, at cost	2e	(239,105)	(50,993)
Additional paid-in capital		3,614,579	3,873,345
Retained earnings		9,211,339	8,831,930
Accumulated other comprehensive income (loss)		(614,258)	(1,203,750)

Total FMC-AG & Co. KGaA shareholders' equity		12,276,912	11,758,411
Noncontrolling interests		1,266,508	1,143,547

Total equity		13,543,420	12,901,958

Total liabilities and equity		33,169,403	26,242,268

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

		For the nine months ended September 30,
in € THOUS	Note	2019	2018
Operating activities
Net income		1,033,956	1,733,430
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15	1,158,662	534,017
Change in deferred taxes, net		30,240	68,916
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures	2b, c	(101,109)	(835,604)
Compensation expense related to share-based plans		2,203	9,613
Cash inflow (outflow) from hedging		(12,697)	—
Investments in equity method investees, net		(19,586)	(8,815)
Interest expense, net		326,927	243,551
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		(32,013)	(238,607)
Inventories		(168,963)	(156,665)
Other current and non-current assets		(73,579)	(60,912)
Accounts receivable from related parties		14,087	(14,217)
Accounts payable to related parties		95,040	44,740
Accounts payable, provisions and other current and non-current liabilities		(128,730)	123,322
Paid interest		(370,921)	(273,226)
Received interest		35,291	28,980
Income tax payable		353,058	427,841
Paid income taxes		(345,624)	(262,131)

Net cash provided by (used in) operating activities		1,796,242	1,364,233

Investing activities
Purchases of property, plant and equipment		(787,778)	(731,959)
Proceeds from sale of property, plant and equipment		10,896	29,475
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	16	(2,024,138)	(808,253)
Proceeds from divestitures	16	55,825	1,667,294

Net cash provided by (used in) investing activities		(2,745,195)	156,557

Financing activities
Proceeds from short-term debt		611,089	625,549
Repayments of short-term debt		(255,604)	(174,517)
Proceeds from short-term debt from related parties		281,200	52,146
Repayments of short-term debt from related parties		(112,200)	(37,746)
Proceeds from long-term debt		1,589,844	610,316
Repayments of long-term debt		(1,588,516)	(1,032,980)
Repayments of lease liabilities		(494,284)	—
Repayments of lease liabilities from related parties		(12,309)	—
Increase (decrease) of accounts receivable securitization program		649,018	(295,595)
Proceeds from exercise of stock options		11,629	44,443
Purchase of treasury stock		(464,457)	(37,221)
Dividends paid		(354,636)	(324,838)
Distributions to noncontrolling interests		(203,869)	(194,283)
Contributions from noncontrolling interests		40,805	30,554

Net cash provided by (used in) financing activities		(302,290)	(734,172)

Effect of exchange rate changes on cash and cash equivalents		70,665	(10,675)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(1,180,578)	775,943
Cash and cash equivalents at beginning of period		2,145,632	978,109

Cash and cash equivalents at end of period	5	965,054	1,754,052

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders' equity

For the nine months ended September 30, 2019 and 2018 (unaudited)

								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock							Total FMC-AG & Co. KGaA shareholders' equity
in € THOUS, except share data	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions		Noncontrolling interests	Total equity
Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	9,820,102	1,008,084	10,828,186
Adjustment due to initial application of IFRS 9		—	—	—	—	—	(5,076)	—	—	—	(5,076)	—	(5,076)
Adjusted balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,132,179	(1,203,904)	(18,336)	(263,338)	9,815,026	1,008,084	10,823,110

Proceeds from exercise of options and related tax effects		825,407	825	—	—	45,153	—	—	—	—	45,978	—	45,978
Compensation expense related to stock options		—	—	—	—	5,626	—	—	—	—	5,626	—	5,626
Purchase of treasury stock	2e	—	—	(431,000)	(37,221)	—	—	—	—	—	(37,221)	—	(37,221)
Dividends paid		—	—	—	—	—	(324,838)	—	—	—	(324,838)	—	(324,838)
Purchase/ sale of noncontrolling interests		—	—	—	—	(37,868)	—	—	—	—	(37,868)	55,927	18,059
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(143,078)	(143,078)
Noncontrolling interests subject to put provisions	14	—	—	—	—	—	44,985	—	—	—	44,985	—	44,985
Net Income		—	—	—	—	—	1,557,150	—	—	—	1,557,150	176,280	1,733,430
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	139,409	(13)	(5,354)	134,042	32,149	166,191
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	13,602	—	13,602	—	13,602

Comprehensive income		—	—	—	—	—	—	—	—	—	1,704,794	208,429	1,913,223

Balance at September 30, 2018		308,936,407	308,936	(2,090,951)	(146,152)	3,982,156	8,409,476	(1,064,495)	(4,747)	(268,692)	11,216,482	1,129,362	12,345,844

Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	11,758,411	1,143,547	12,901,958
Adjustment due to initial application of IFRS 16		—	—	—	—	—	(120,364)	—	—	—	(120,364)	(15,526)	(135,890)
Adjusted balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,711,566	(911,473)	(1,528)	(290,749)	11,638,047	1,128,021	12,766,068

Proceeds from exercise of options and related tax effects		248,665	249	—	—	11,928	—	—	—	—	12,177	—	12,177
Compensation expense related to stock options		—	—	—	—	2,203	—	—	—	—	2,203	—	2,203
Purchase of treasury stock	2e	—	—	(6,767,773)	(457,908)	—	—	—	—	—	(457,908)	—	(457,908)
Withdrawal of treasury stock	2e	(3,770,772)	(3,771)	3,770,772	269,796	(266,025)	—	—	—	—	—	—	—
Dividends paid		—	—	—	—	—	(354,636)	—	—	—	(354,636)	—	(354,636)
Purchase/ sale of noncontrolling interests		—	—	—	—	(6,872)	—	—	—	—	(6,872)	72,232	65,360
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(165,149)	(165,149)
Noncontrolling interests subject to put provisions	14	—	—	—	—	—	(2,704)	—	—	—	(2,704)	—	(2,704)
Net Income		—	—	—	—	—	857,113	—	—	—	857,113	176,843	1,033,956
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	—	—	608,137	(350)	(8,029)	599,758	54,561	654,319
Cash flow hedges, net of related tax effects		—	—	—	—	—	—	—	(10,266)	—	(10,266)	—	(10,266)

Comprehensive income		—	—	—	—	—	—	—	—	—	1,446,605	231,404	1,678,009

Balance at September 30, 2019		304,356,545	304,357	(3,996,952)	(239,105)	3,614,579	9,211,339	(303,336)	(12,144)	(298,778)	12,276,912	1,266,508	13,543,420

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

In these unaudited consolidated financial statements, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 15.

Basis of presentation

The consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Report on Form 20-F for 2018 were prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. At September 30, 2019, there were no IFRS or International Financial Reporting Interpretation Committee ("IFRIC") interpretations as endorsed by the European Union relevant for interim reporting that differed from IFRS as issued by the IASB. As such, the accompanying condensed interim report complies with the requirements of International Accounting Standard ("IAS") 34, Interim Financial Reporting as well as with the rules concerning interim reporting as issued by the IASB and the conditions established by the U.S. Securities and Exchange Commission ("SEC") for the use of IFRS for preparation of financial statements included in reports filed with the SEC.

The consolidated financial statements at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company's 2018 Annual Report on Form 20-F. The preparation of consolidated financial statements in conformity with IFRS requires management to

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

Starting on July 1, 2018, the Company's subsidiaries in Argentina applied IAS 29, Financial Reporting in Hyperinflationary Economies, due to the inflation in Argentina. Pursuant to IAS 29, the Company recorded a loss on its net monetary position of €17,394 for the first nine months ended September 30, 2019. The Company calculated the loss with the use of the Consumer Price Index (Índice de precios al consumidor) as published by the Argentine Statistics and Census Institute for the first nine months ended September 30, 2019, which lists the level at 253.7 index points, a 38% increase since January 1, 2019.

As a result of the implementation of IFRS 16, Leases, the Company updated its accounting policies. Refer to "Recently implemented accounting pronouncements" below for further details on the updated policies. Excluding the policies update for IFRS 16, the accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as of and for the year ended December 31, 2018.

As of December 31, 2018, "Property, plant and equipment" included leased fixed assets of €36,402 recognized in accordance with IAS 17, Leases. These are transferred to the line item "Right-of-use assets" as of the beginning of fiscal year 2019.

As of December 31, 2018, "Current portion of long-term debt" included current lease liabilities from capital leases in accordance with IAS 17 of €9,387. From 2019, these are included in the balance sheet item "Current portion of long-term lease liabilities."

As of December 31, 2018, "Long-term debt, less current portion" included non-current lease liabilities from capital leases in accordance with IAS 17 of €26,757. From 2019, these are included in the balance sheet item "Long-term lease liabilities, less current portion."

In the consolidated statement of cash flows, in the comparative information for the period from January 1, 2018 to September 30, 2018, the line item "Repayments of long-term debt" included repayments of lease liabilities from capital leases in accordance with IAS 17 of €7,770. In the previous periods this line item was labeled as "Repayments of long-term debt and capital lease obligations." From 2019, these repayments are included in the line item "Repayments of lease liabilities" in accordance with IFRS 16.

In the consolidated statement of cash flows, in the comparative information for the period from January 1, 2018 to September 30, 2018, the line item "Proceeds from divestitures" included a tax payment related to the divestiture of Sound of €143,946, that was originally included in line item "Paid income taxes."

Based on the IFRIC agenda decision relating to the applicability of IAS 12, Income Taxes, to the accounting for interest and penalties related to income taxes and an interpretation issued by the Accounting Standards Committee of Germany approved in September 2018, interest and penalties related to income taxes have been reclassified from income tax expense to interest expense, net in the amount of €1,459 and €4,827 for the three and nine months ended September 30, 2018.

The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of the results of operations for the year ending December 31, 2019.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at and for the three- and nine-months ended September 30, 2019 in conformity with IFRS in force for the interim periods on January 1, 2019. In the first quarter of 2019, the Company applied the following new standard relevant for its business for the first time:

IFRS 16

In January 2016, the IASB issued IFRS 16, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, Determining whether an arrangement contains a lease, Standard Interpretations Committee ("SIC")-15, Operating leases—incentives and SIC-27, Evaluating the substance of transactions in the legal form of a lease.

IFRS 16 significantly changes lessee accounting. For almost all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

Leases with a total maximum term of twelve months (short-term leases) and leases for underlying assets of low-value may be exempt from balance sheet recognition by applying an accounting policy choice. Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every on-balance lease contract. Therefore, straight-line rental expenses will no longer be shown for the vast majority of the leases. The lessor accounting requirements in IAS 17 are substantially carried forward.

The Company applies the modified retrospective method in accordance with IFRS 16 as the transition method. Accordingly, the cumulative effect from first-time application is recognized in the opening balance of retained earnings as of January 1, 2019 without adjustments to the comparative information of the previous period. In the application of the modified retrospective method, the carrying amount of the lease liability at the date of the initial application is determined by discounting the remaining lease payments of lease agreements that were classified as operating leases under IAS 17 using the term-, country-, and currency-specific incremental borrowing rate at date of initial application. Furthermore, right-of-use assets are to be recognized. In the application of the modified retrospective method, the carrying amount of the right-of-use asset equals the carrying amount of the lease liability adjusted for any prepaid or accrued lease payments. For a part of the existing contracts, the Company recognizes the right-of-use asset with its carrying amount assuming the new standard had been applied since the commencement date of the lease discounted using its term-, country-, and currency-specific incremental borrowing rate at the date of initial application.

Regarding the options and exemptions available upon the initial application of IFRS 16, the Company adopted the following approach:

•
IFRS 16 is only applied to contracts that were previously identified as leases under IAS 17 and IFRIC 4.

•
Recognition, valuation and disclosure principles of IFRS 16 are not applied to lease contracts with a lease term ending in less than 12 months from the date of the initial application. The respective lease contracts are accounted for as if they were short term leases and recognized as an expense accordingly.

•
Material initial direct costs are included in the measurement of a right-of-use asset with the carrying amount assuming the new standard was applied since the commencement date of the lease.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

•
Upon initial recognition no impairment review is performed. The right-of-use assets are adjusted for onerous contract provisions, recognized on the consolidated balance sheet immediately before the date of initial application.

Right-of-use assets from lease contracts are classified in accordance with the Company's classification of property, plant and equipment:

•
Right-of-use assets: Land

•
Right-of-use assets: Buildings and improvements

•
Right-of-use assets: Machinery and equipment

In addition to the right-of-use asset categories above, prepayments on right-of-use assets are presented separately. Right-of-use assets from lease contracts and lease obligations are presented separately from property, plant and equipment and other financial debt in the consolidated balance sheet.

For lease contracts that include both lease and non-lease components that are not separable from lease components, no allocation is performed. Each lease component and any associated non-lease components are accounted for as a single lease.

Upon the initial application of IFRS 16 as of January 1, 2019, the Company recognized right-of-use assets of €4,269,755 and lease liabilities from third and related parties of €4,550,625. The cumulative effect from the first-time application is recognized in the opening balance of retained earnings (€120,364) as well as in non-controlling interests (€15,526) as of January 1, 2019.

The following table shows a reconciliation of the future minimum rental payments as of December 31, 2018 to the lease liabilities as of January 1, 2019:

Reconciliation of lease liabilities upon the initial application of IFRS 16 in € THOUS

Future minimum rental payments as of December 31, 2018 (IAS 17)	5,527,638
less short-term leases	(21,936)
less leases of low-value assets	(34,145)
other	(26,975)
Gross lease liabilities as of January 1, 2019	5,444,582

Discounting	(893,957)
Lease liabilities as a result of the initial application of IFRS 16 as of January 1, 2019	4,550,625

Lease liabilities from capital leases as of December 31, 2018 (IAS 17)	36,144

Lease liabilities as of January 1, 2019	4,586,769

The lease liabilities were discounted using the term-, country-, and currency-specific incremental borrowing rate as of January 1, 2019. The weighted average discount rate was 3.69%.

Leasing in the consolidated statements of income

The Company decided not to apply the guidance within IFRS 16 to short-term leases as well as leases for underlying assets of low-value. These lease payments will be recognized as expenses over the respective lease terms.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

The following table shows the effects from lease agreements on the consolidated statements of income for the three and nine months ended September 30, 2019:

Leasing in the consolidated statements of income in € THOUS

	For the three months ended September 30, 2019	For the nine months ended September 30, 2019
Depreciation on right-of-use assets	176,204	519,093
Impairments on right-of-use assets	18,982	18,982
Expenses relating to short-term leases	17,045	39,538
Expenses relating to leases of low-value assets	9,055	20,862
Expenses relating to variable lease payments	6,983	26,138
Interest expense on lease liabilities	42,729	127,779

Leasing in the consolidated balance sheets

At September 30, 2019, the book values of right-of-use assets consisted of the following:

Right-of-use assets in € THOUS

September 30, 2019
Right-of-use assets: Land	27,036
Right-of-use assets: Buildings and improvements	3,957,825
Right-of-use assets: Machinery and equipment	358,447

Right-of-use assets	4,343,308

In the first nine months of fiscal year 2019, additions to right-of-use assets were €414,377.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standard which is relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. IFRS 17 is effective for fiscal years beginning on or after January 1, 2021. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

1. The Company and basis of presentation (Continued)

In the Company's view, all other pronouncements issued by the IASB do not have a material impact on the consolidated financial statements.

2. Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statement of income for the three and nine months ended September 30, 2019 and 2018:

Revenue in € THOUS

	For the three months ended September 30,
	2019			2018
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	3,155,050	—	3,155,050	2,904,363	—	2,904,363
Care Coordination	271,307	65,959	337,266	295,001	58,767	353,768

	3,426,357	65,959	3,492,316	3,199,364	58,767	3,258,131

Health care products
Dialysis products	877,008	29,869	906,877	756,759	25,615	782,374
Non-dialysis products	19,810	—	19,810	17,347	—	17,347

	896,818	29,869	926,687	774,106	25,615	799,721

Total	4,323,175	95,828	4,419,003	3,973,470	84,382	4,057,852

	For the nine months ended September 30,
	2019			2018
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	9,232,698	—	9,232,698	8,359,200	—	8,359,200
Care Coordination	849,788	182,335	1,032,123	1,330,471	162,062	1,492,533

	10,082,486	182,335	10,264,821	9,689,671	162,062	9,851,733

Health care products
Dialysis products	2,479,262	96,756	2,576,018	2,269,019	71,047	2,340,066
Non-dialysis products	55,753	—	55,753	55,387	—	55,387

	2,535,015	96,756	2,631,771	2,324,406	71,047	2,395,453

Total	12,617,501	279,091	12,896,592	12,014,077	233,109	12,247,186

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

b)    Selling, general & administrative expenses

Included in SG&A are gains and losses from changes in the fair value of equity investments. During the three and nine months ended September 30, 2019, the Company recognized gains of approximately €76,132. The Company did not recognize gains and losses from changes in the fair value of equity investments in 2018.

c)     (Gain) loss related to divestitures of Care Coordination activities

On June 28, 2018, the Company divested its controlling interest in Sound Inpatient Physicians, Inc. ("Sound") to an investment consortium led by Summit Partners, L.P., ("Summit Consortium"). The total transaction proceeds were $1,770,516 (€1,531,109), net of related tax payments. For the nine months ended September 30, 2018, the pre-tax gain related to divestitures for Care Coordination activities was €829,860, which primarily related to this divestiture, the effect of the six-month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestiture of Sound. Sound was included in Care Coordination within the North America Segment. The Company's history with Sound, prior to divestment, includes the following milestones:

•
In July 2014, the Company made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, expanding the health care services we offer.

•
In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers.

•
In 2017, the Company increased its interest in Sound raising the Company majority interest to almost 100% during the first half of 2017.

d)    Research and development expenses

Research and development expenses of €136,591 for the nine months ended September 30, 2019 (for the nine months ended September 30, 2018: €95,287) include expenditures for research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €1,795 (for the nine months ended September 30, 2018: €249).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

e)     Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2019 and 2018:

Reconciliation of basic and diluted earnings per share in € THOUS, except share and per share data

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	332,584	284,614	857,113	1,557,150

Denominators:
Weighted average number of shares outstanding	301,440,412	306,495,661	303,832,868	306,434,923
Potentially dilutive shares	—	824,459	83,518	807,212

Basic earnings per share	1.10	0.93	2.82	5.08

Diluted earnings per share	1.10	0.93	2.82	5.07

Share buy-back program

In 2019, the Company will continue to utilize the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program. The current share buy-back program, announced on June 14, 2019 allows for repurchase of a maximum of 12,000,000 shares at a total purchase price, excluding ancillary transaction costs, of up to €660,000 between June 17, 2019 and June 17, 2020. The prior buy-back program expired on May 10, 2019 and the repurchased shares were retired. The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the retired treasury stock:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

2. Notes to the consolidated statements of income (Continued)

Treasury Stock

Period	Average price per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares(1)
	in €		in € THOUS
December 31, 2017	65.63	1,659,951	108,931

Purchase of Treasury Stock
May 2018	86.69	173,274	15,020
June 2018	86.14	257,726	22,201

Repurchased Treasury Stock	86.37	431,000	37,221

Retirement of repurchased Treasury Stock
December 2018	87.23	1,091,000	95,159

December 31, 2018	51.00	999,951	50,993

Purchase of Treasury Stock
March 2019	69.86	1,629,240	113,816
April 2019	72.83	1,993,974	145,214
May 2019	72.97	147,558	10,766

Repurchased Treasury Stock	71.55	3,770,772	269,796

Retirement of repurchased Treasury Stock
June 2019	71.55	3,770,772	269,796

Purchase of Treasury Stock
June 2019	67.11	504,672	33,870
July 2019	66.77	1,029,655	68,748
August 2019	57.53	835,208	48,050
September 2019	59.67	627,466	37,444

Repurchased Treasury Stock(2)	62.77	2,997,001	188,112

Total	59.82	3,996,952	239,105

(1)
The value of shares repurchased in 2018 and 2019 is inclusive of fees (net of taxes) paid in the amount of approximately €8 and €11, respectively, for services rendered.

(2)
At September 30, 2019, the maximum number of shares that may be purchased pursuant to the buy-back program expiring on June 17, 2020 is 9,002,999

As of September 30, 2019, the Company holds 3,996,952 treasury shares. These shares will be used solely to reduce the registered share capital of the Company by cancellation of the acquired shares.

3. Acquisition of NxStage Medical, Inc.

On February 21, 2019, the Company acquired all of the outstanding shares of NxStage Medical, Inc. ("NxStage") for $30.00 per common share. The total acquisition value of this business combination, net of cash acquired, is $1,976,235 (€1,740,563 at date of closing). NxStage is a leading medical technology company that develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. This acquisition is part of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and can be integrated without disruption to its existing business,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Acquisition of NxStage Medical, Inc. (Continued)

requiring little or no realignment of its structures. The NxStage acquisition is consistent in this regard as it supplements the Company's existing business.

The following table summarizes the estimated fair values, as of the date of acquisition based upon information available, as of September 30, 2019, of assets acquired and liabilities assumed at the date of the acquisition. Any adjustments to acquisition accounting, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill:

Estimated Fair Values of Assets Acquired and Liabilities Assumed—Preliminary in $ THOUS

in USD
Cash and cash equivalents	47,203
Trade accounts and other receivables	34,062
Inventories	64,945
Other current assets	18,657
Property, plant and equipment	93,657
Right-of-use assets	21,654
Intangible assets and other assets	825,516
Goodwill	1,163,258
Accounts payable, current provisions and other current liabilities	(72,003)
Deferred taxes	(121,139)
Lease liabilities	(22,065)
Other liabilities	(26,244)
Noncontrolling interests	(4,063)

Total acquisition cost	2,023,438

Less:
Cash acquired	(47,203)

Net Cash paid	1,976,235

As of the acquisition date, it is estimated that amortizable intangible assets acquired in this acquisition will have weighted average useful lives of 13 years.

Goodwill in the amount of $1,163,258 was acquired as part of the NxStage acquisition and is allocated to the North America Segment.

NxStage's results have been included in the Company's consolidated statement of income since February 21, 2019. Specifically, NxStage has contributed revenue and an operating loss in the amount of $211,410 (€188,151) and $26,447 (€23,537) respectively, to the Company's consolidated operating income. This operating loss amount does not include synergies which may have resulted at consolidated entities outside NxStage since the acquisition closed.

Pro forma financial information

The following financial information, on a pro forma basis, reflects the consolidated results of operations for the nine months ended September 30, 2019 as if the NxStage acquisition had been consummated on January 1, 2019 and excludes related transaction costs. The pro-forma financial information is not

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

3. Acquisition of NxStage Medical, Inc. (Continued)

necessarily indicative of the results of operations as it would have been had the transactions been consummated on January 1, 2019.

Pro forma financial Information in € THOUS, except per share data

For the nine months ended September 30, 2019
in EUR
Pro forma revenue	12,941,303
Pro forma net income attributable to shareholders of FMC-AG & Co. KGaA	842,609
Basic earnings per share	2.77
Diluted earnings per share	2.77

4. Related party transactions

Fresenius SE is the Company's largest shareholder and owns 31.42% of the Company's outstanding shares, excluding treasury shares held by the Company, at September 30, 2019. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

The Company entered into a ten-year agreement with a Fresenius SE Company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE company in the amount of €3,853 during the nine months ended September 30, 2019 and €3,429 during the nine months ended September 30, 2018.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

4. Related party transactions (Continued)

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties in € THOUS

	For the nine months ended September 30, 2019		For the nine months ended September 30, 2018		September 30, 2019		December 31, 2018
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	106	19,929	389	17,338	1,097	3,412	378	4,019
Fresenius SE affiliates	2,947	76,802	2,557	71,052	1,089	5,510	681	8,470
Equity method investees	2,162	—	16,107	—	652	—	2,449	—

Total	5,215	96,731	19,053	88,390	2,838	8,922	3,508	12,489

Products
Fresenius SE	3	—	—	—	—	—	—	—
Fresenius SE affiliates	33,374	26,739	26,235	29,548	12,005	7,764	8,750	3,658
Equity method investees	—	353,843	—	297,149	—	179,188	—	57,975

Total	33,377	380,582	26,235	326,697	12,005	186,952	8,750	61,633

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €5,832 and €9,376 at September 30, 2019 and December 31, 2018, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

4. Related party transactions (Continued)

Below is a summary resulting from the above described lease agreements with related parties. For information on the implementation of IFRS 16, see note 1.

Lease agreements with related parties in € THOUS

	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018		September 30, 2019
	Depreciation	Interest expense	Lease expense(1)	Lease income	Lease expense	Right-of-use asset	Lease liability
Fresenius SE	3,620	342	2,815	—	6,494	31,028	31,233
Fresenius SE affiliates	9,384	1,055	392	—	11,654	93,275	93,630

Total	13,004	1,397	3,207	—	18,148	124,303	124,863

(1)
Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.

c)     Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of September 30, 2019 and December 31, 2018, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €63,514 and €80,228, respectively. As of September 30, 2019 and December 31, 2018, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €45,612 and €32,454, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 21, 2020 with an interest rate of 0.930%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2019 with an interest rate of 0.825%.

At December 31, 2018, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000. One bond was issued in 2012 with a coupon of 5.25% and interest paid semiannually until maturity in 2019. At September 30, 2019, the subsidiary of Fresenius SE held another unsecured bond issued by the Company in the amount of €1,000. This bond was issued in 2011 with a coupon of 5.25% and interest payable semiannually until maturity in 2021.

At September 30, 2019 and December 31, 2018, the Company borrowed from Fresenius SE in the amount of €354,900 on an unsecured basis at an interest rate of 0.930% and €185,900 on an unsecured basis at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 8.

d)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

4. Related party transactions (Continued)

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €19,532 and €15,295, respectively, for its management services during the nine months ended September 30, 2019 and 2018. As of September 30, 2019 and December 31, 2018, the Company had accounts receivable from the General Partner in the amount of €197 and €176, respectively. As of September 30, 2019 and December 31, 2018, the Company had accounts payable to the General Partner in the amount of €13,756 and €47,205, respectively.

5. Cash and cash equivalents

As of September 30, 2019 and December 31, 2018, cash and cash equivalents are as follows:

Cash and cash equivalents in € THOUS

	September 30, 2019	December 31, 2018
Cash	757,340	831,885
Securities and time deposits	207,714	1,313,747

Cash and cash equivalents	965,054	2,145,632

The cash and cash equivalents disclosed in the table above, and in the consolidated statements of cash flows, include at September 30, 2019 an amount of €9,862 (December 31, 2018: €5,002) from collateral requirements towards an insurance company in North America that are not available for use.

6. Trade accounts and other receivables

As of September 30, 2019 and December 31, 2018, trade accounts and other receivables are as follows:

Trade accounts and other receivables in € THOUS

	September 30, 2019		December 31, 2018
		thereof credit-impaired		thereof credit-impaired
Trade accounts and other receivables, gross	3,644,079	367,864	3,455,721	325,240
thereof finance lease receivables	52,617	—	28,726	—
less allowances	(132,959)	(90,630)	(118,015)	(85,775)

Trade accounts and other receivables	3,511,120	277,233	3,337,706	239,465

The other receivables in the amount of €98,488 include receivables from finance leases, operating leases and insurance contracts (December 31, 2018: €66,496).

All trade accounts and other receivables are due within one year. A small portion of the trade account receivables are subject to factoring agreements.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €126,727 (December 31, 2018: €120,668) are included in the balance sheet item "Other non-current assets."

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

7. Inventories

At September 30, 2019 and December 31, 2018, inventories consisted of the following:

Inventories in € THOUS

	September 30, 2019	December 31, 2018
Finished goods	951,211	774,133
Health care supplies	418,057	391,593
Raw materials and purchased components	247,424	224,054
Work in process	104,398	77,023

Inventories	1,721,090	1,466,803

8. Short-term debt and short-term debt from related parties

At September 30, 2019 and December 31, 2018, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties in € THOUS

	September 30, 2019	December 31, 2018
Commercial paper program	999,878	999,873
Borrowings under lines of credit	565,828	204,491
Other	73	930

Short-term debt	1,565,779	1,205,294
Short-term debt from related parties (see note 4 c)	357,900	188,900

Short-term debt and short-term debt from related parties	1,923,679	1,394,194

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At September 30, 2019, cash and borrowings under lines of credit in the amount of €457,487 (December 31, 2018: €122,256) were offset under this cash management system.

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At September 30, 2019, the outstanding commercial paper amounted to €1,000,000 (December 31, 2018: €1,000,000).

Other

At September 30, 2019, the Company had €73 (December 31, 2018: €930) of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

On July 31, 2019, the Company and certain of its subsidiaries, as borrowers, and Fresenius SE, as lenders, amended and restated an unsecured loan agreement to increase the aggregate amount from $400,000 to €

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

8. Short-term debt and short-term debt from related parties (Continued)

600,000. The Company and certain of its subsidiaries may request and receive one or more short-term advances until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 4 c).

9. Long-term debt

As of September 30, 2019 and December 31, 2018, long-term debt consisted of the following:

Long-term debt in € THOUS

	September 30, 2019	December 31, 2018
Amended 2012 Credit Agreement	2,446,848	1,887,357
Bonds	3,306,538	3,700,446
Convertible Bonds	397,918	393,232
Accounts Receivable Facility	669,021	—
Capital lease obligations(1)	—	36,144
Other	236,432	134,855

Long-term debt(2)	7,056,757	6,152,034
Less current portion	(970,917)	(1,106,519)

Long-term debt, less current portion(2)	6,085,840	5,045,515

(1)
As of December 31, 2018, this line item included lease liabilities from capital leases in accordance with IAS 17. From 2019, these are transferred to balance sheet items "Current portion of long-term lease liabilities" and "Long-term lease liabilities, less current portion" (see Note 1).

(2)
Labeled as "Long-term debt and capital lease obligations, less current portion" as of December 31, 2018, this line item included lease liabilities from capital leases in accordance with IAS 17. From 2019, these are transferred to balance sheet item "Long-term lease liabilities, less current portion" (see Note 1).

On June 20, 2019, Fresenius Medical Care US Finance III, Inc. issued bonds with a volume of $500,000. The bonds have a maturity of 10 years and a coupon of 3.75%. The bonds were issued at a price of 98.461%. The proceeds were used for general corporate purposes and the refinancing of maturing liabilities.

The bonds issued by FMC Finance VIII S.A. in the amount of €250,000 and the bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $800,000, which were due on July 31, 2019, were redeemed at maturity.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Long-term debt (Continued)

Amended 2012 Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at September 30, 2019 and December 31, 2018:

Amended 2012 Credit Agreement—Maximum amount available and balance outstanding in THOUS

	Maximum amount available September 30, 2019		Balance outstanding September 30, 2019(1)
Revolving credit USD 2017 / 2022	$900,000	€826,522	$300,000	€275,507
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€325,000	€325,000
USD term loan 2017 / 2022	$1,260,000	€1,157,131	$1,260,000	€1,157,131
EUR term loan 2017 / 2022	€294,000	€294,000	€294,000	€294,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,277,653		€2,451,638

	Maximum amount available December 31, 2018		Balance outstanding December 31, 2018(1)
Revolving credit USD 2017 / 2022	$900,000	€786,026	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,350,000	€1,179,039	$1,350,000	€1,179,039
EUR term loan 2017 / 2022	€315,000	€315,000	€315,000	€315,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,280,065		€1,894,039

(1)
Amounts shown are excluding debt issuance costs.

Accounts Receivable Facility

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at September 30, 2019 and at December 31, 2018:

Accounts Receivable Facility—Maximum amount available and balance outstanding in THOUS

	Maximum amount available September 30, 2019(1)		Balance outstanding September 30, 2019(2)
Accounts Receivable Facility	$900,000	€826,522	$729,250	€669,713

	Maximum amount available December 31, 2018(1)		Balance outstanding December 31, 2018(2)
Accounts Receivable Facility	$900,000	€786,026	$—	€—

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

9. Long-term debt (Continued)

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $23,460 and $26,631 (€21,545 and €23,259) at September 30, 2019 and December 31, 2018, respectively. These letters of credit are not included above as part of the balance outstanding at September 30, 2019 and December 31, 2018; however, they reduce available borrowings under the Accounts Receivable Facility.

10. Supplementary information on capital management

As of September 30, 2019 and December 31, 2018 the total equity in percent of total assets was 40.8% and 49.2%, respectively, and the debt in percent of total assets was 41.2% and 28.8%, respectively.

Further information on the Company's capital management is available in the Annual Report on Form 20-F as of December 31, 2018.

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered and rated investment grade by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

Rating(1)

	Standard & Poor's	Moody's	Fitch
Corporate Credit Rating	BBB	Baa3	BBB–
Outlook	stable	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

11. Share-based plans

Fresenius Medical Care Long-Term Incentive Plans 2019

As of December 31, 2018, the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 ("LTIP 2016") expired. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, successor programs effective January 1, 2019 were introduced. For members of the Management Board, the Supervisory Board of the Management AG has approved and adopted the Fresenius Medical Care Management AG Management Board Long-Term Incentive Plan 2019 ("MB LTIP 2019"). For plan participants other than the members of the Management Board, the Management Board of the Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long-Term Incentive Plan 2019 ("LTIP 2019").

The MB LTIP 2019 and the LTIP 2019 are variable compensation programs with long-term incentive effects. As under the LTIP 2016, pursuant to the MB LTIP 2019 and the LTIP 2019, plan participants may be granted so-called "Performance Shares" once or twice during 2019 for the MB LTIP 2019 and throughout 2019 to 2021 for the LTIP 2019. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company's share price development.

For members of the Management Board, the Supervisory Board of Management AG will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

11. Share-based plans (Continued)

Performance Share at the time of the grant, which is mainly determined based on the average price of the Company's shares over a period of thirty calendar days prior to the respective grant date. The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth at constant currency ("Revenue Growth"), (ii) net income growth at constant currency (net income attributable to the shareholders of FMC-AG & Co. KGaA) ("Net Income Growth") and (iii) return on invested capital ("ROIC"). For the LTIP 2019, the level of achievement for Performance Shares granted in fiscal year 2019 may be subject to an increase if certain targets in relation to the second phase of the Company's Global Efficiency Program are achieved ("GEP-II targets").

Revenue, net income and ROIC are determined according to the Company's consolidated reported and audited figures in Euro for the financial statements prepared in accordance with the respective plan terms. Revenue Growth, Net Income Growth and the fulfillment of the GEP-II targets, for the purpose of the relevant plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7% in each individual year of the three-year performance period; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of Revenue Growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the Net Income Growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

With regard to ROIC, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. The target ROIC is 7.9% for 2019 and 8.1% for each consecutive year. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%. For the LTIP 2019, the overall target achievement for Performance Shares granted in fiscal year 2019 shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. In case of a GEP-II targets achievement between 0% and 100%, the respective increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement increased by the GEP-II targets achievement shall not exceed 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

11. Share-based plans (Continued)

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the four-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation. For further detail regarding the terms and conditions of the MB LTIP 2019 please see exhibit 4.17 of this report.

For plan participants of the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective grant (the three-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this three-year vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the grant value received by the participant, will then be paid to the plan participants as cash compensation. For further detail regarding the terms and conditions of the LTIP 2019 please see exhibit 4.16 of this report.

The first awards under the MB LTIP 2019 were granted on July 29, 2019. In total, 101,600 Performance Shares, the equivalent in Euros at the grant date being €6,484, were awarded under the MB LTIP 2019. The fair value per Performance Share at the grant date was €63.82 for the MB LTIP 2019.

The first awards under the LTIP 2019 were granted on July 29, 2019. In total, 793,778 Performance Shares, the equivalent in Euros at the grant date being €51,827, were awarded under the LTIP 2019. The fair value per Performance Share at the grant date was €65.29 for the LTIP 2019.

12. Employee benefit plans

The Company currently has five principal pension plans, one for German employees, three for French employees and the other covering employees in the United States, the last of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company's pension obligations in Germany are unfunded. Each year FMCH contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. In 2019, FMCH did not have a minimum funding requirement. For the first nine months of 2019, the Company voluntarily provided €847 to the defined benefit plan. For the remaining period of 2019, the Company expects further voluntarily contributions of €294.

The following table provides the calculations of net periodic benefit cost for the three and nine months ended September 30, 2019 and 2018, respectively.

Net periodic benefit cost in € THOUS

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Current service cost	7,634	5,427	22,539	19,059
Net interest cost	3,507	3,307	10,424	9,755

Net periodic benefit costs	11,141	8,734	32,963	28,814

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that FMCH sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. On October 11, 2019, the United States and FMCH reached agreement on a settlement under which FMCH has paid $5,200 in exchange for dismissal and release of all claims asserted by the United States or the relator. The settlement leaves unresolved the relator's attorneys' claims for fees and expenses and leaves FMCH free to pursue its administrative proceeding to recover certain sums recouped by or provisionally paid to the Medicare program pursuant to a 2013 audit of laboratory tests. The settlement payment, together with the expected results of the relator's attorneys' fee petition and the administrative proceeding, are less than the amount previously reserved by FMCH for the entire matter.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission and the United States Department of Justice (collectively and interchangeably the "government") about these investigations. The government also conducted its own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the government, and took remedial actions including employee disciplinary actions with respect to, conduct that resulted in the government seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

The Company recorded charges of €200,000 in 2017 and €77,200 in 2018 encompassing estimates for the government's claims for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the government on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totals €223,980 as of December 31, 2018.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Commitments and contingencies (Continued)

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations. The Company paid a combined total in penalties and disgorgement of approximately $231,700 to the government in connection with these agreements. As part of the settlement, the Company agreed to retain an independent compliance monitor for a period of two years and to an additional year of self-reporting. As of July 26, 2019, the monitor was appointed and the two-year monitorship period commenced. Company continues to cooperate with government authorities in Germany in their review of the issues resolved in the U.S. settlement.

The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

Personal injury litigation involving the FMCH's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017. Remaining individual personal injury cases do not present material risk.

FMCH's affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the FMCH's claims for indemnification of defense costs. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following entry into the settlement, FMCH's insurers in the AIG group and FMCH each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by FMCH for a portion of its $220,000 outlay; FMCH seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by FMCH, and to compel the AIG group to honor defense and indemnification obligations required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation but seeking as a remedy the repayment of sums paid to FMCH that are attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. All of the institutional cases have been resolved by settlement except for the claims by the State of Louisiana through its Attorney General and Blue Cross Blue Shield Louisiana, which remain active in the combined proceeding. State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, et al 2016 Civ. 11035 (U.S.D.C. D. Mass.). The Caldwell and Blue Cross Louisiana cases remain unresolved and are proceeding together in federal court in Boston but are subject to undecided motions for severance and remand. There is no trial date in either case. FMCH has increased its litigation reserves to account for anticipated resolution of these claims. However, at the present time there are no agreements in principle for resolving either case and litigation through final adjudication may be required in them.

On September 6, 2018, a special-purpose entity organized under Delaware law for the purpose of pursuing litigation filed a Pure Bill of Discovery in a Florida county court seeking discovery from FMCH related to the personal injury settlement, but no other relief. MSP Recovery Claims Series LLC v. Fresenius Medical Care Holdings, No. 2018-030366-CA-01 (11th Judicial Circuit, Dade County, Florida). The Pure Bill was thereafter removed to federal court and transferred into the multidistrict Fresenius Granuflo/Naturalyte

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Commitments and contingencies (Continued)

Dialysate Products Liability Litigation in Boston. No.1:13-MD-02428-DPW (D. Mass. 2013). On March 12, 2019, plaintiff amended its Pure Bill by filing a complaint claiming rights to recover monetary damages on behalf of various persons and entities who are alleged to have assigned to plaintiff their rights to recover monetary damages arising from their having provided or paid for medical services for dialysis patients receiving treatments using FMCH's acid concentrate product. FMCH is responding to the amended complaint.

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for April 2020.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver United States Attorney's Office ("USAO") investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 6646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator—a special-purpose entity formed by law firms to pursue qui tam proceedings—has served its complaint and litigation is proceeding.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, utilization and invoicing by FMCH's subsidiary Azura Vascular Care for a period beginning after FMCH's acquisition of American Access Care LLC ("AAC") in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities have been medically necessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Commitments and contingencies (Continued)

pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. FMCH understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH has cooperated in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, FMCH retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. FMCH is cooperating in the investigation.

On December 14, 2016, the Center for Medicare & Medicaid Services ("CMS"), which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH cooperated in the investigation, which was part of a broader investigation into charitable contributions in the medical industry. On August 1, 2019, the United States

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Commitments and contingencies (Continued)

District Court for the District of Massachusetts entered an order announcing that the United States had declined to intervene on a qui tam complaint underlying the USAO Boston investigation and unsealing the relator's complaint so as to permit the relator to serve the complaint and proceed on his own. The relator has not served the complaint.

On April 8, 2019, United Healthcare served a demand for arbitration against FMCH. The demand asserts that FMCH unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United Healthcare's commercial plans, including Affordable Care Act exchange plans. FMCH is contesting United Healthcare's claims and demands. A final hearing date has been scheduled in the arbitration for September 2020.

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning FMCH's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (the joint venture between Vifor Pharma and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-LPS). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications (ANDA) with the FDA for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (2.5 years) (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA), or a shorter time if a decision in the infringement suit is reached that the patents-at-issue are invalid or not infringed. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. A 30-month stay of FDA approval of Annora's ANDA will run through to May 30, 2021.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH is cooperating in the investigation.

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it but have not articulated a defense of the action. The United States has not yet been required to respond to the complaint and will not be required to do so before

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Commitments and contingencies (Continued)

November 25, 2019. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the possibility of not prevailing in the litigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

13. Commitments and contingencies (Continued)

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

14. Financial instruments

The following tables show the carrying amounts and fair values of the Company's financial instruments at September 30, 2019 and December 31, 2018:

Carrying amount and fair value of financial instruments in € THOUS

September 30, 2019	Carrying amount					Fair value
	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	757,340	207,714	—	—	965,054	—	207,714	—
Trade accounts and other receivables	3,438,724	—	—	72,396	3,511,120	—	—	—
Accounts receivable from related parties	78,554	—	—	—	78,554	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	847	847	—	847	—
Derivatives - not designated as hedging instruments	—	10,773	—	—	10,773	—	10,773	—
Equity investments	—	196,319	37,274	—	233,593	12,945	31,794	188,854
Debt securities	—	104,718	277,415	—	382,133	377,615	4,518	—
Other financial assets	128,344	—	—	109,835	238,179	—	—	—

Other current and non-current assets	128,344	311,810	314,689	110,682	865,525	—	—	—

Financial assets	4,402,962	519,524	314,689	183,078	5,420,253	—	—	—

Accounts payable	654,602	—	—	—	654,602	—	—	—
Accounts payable to related parties	255,242	—	—	—	255,242	—	—	—
Short-term debt and short-term debt from related parties	1,923,679	—	—	—	1,923,679	—	—	—
Long-term debt	7,056,757	—	—	—	7,056,757	3,898,684	3,357,713	—
Long-term lease liabilities and long-term lease liabilities from related parties	—	—	—	4,688,759	4,688,759	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,596	4,596	—	4,596	—
Derivatives - not designated as hedging instruments	—	11,165	—	—	11,165	—	11,165	—
Variable payments outstanding for acquisitions	—	108,966	—	—	108,966	—	—	108,966
Noncontrolling interest subject to put provisions	—	—	—	858,867	858,867	—	—	858,867
Other financial liabilities	1,507,133	—	—	—	1,507,133	—	—	—

Other current and non-current liabilities	1,507,133	120,131	—	863,463	2,490,727	—	—	—

Financial liabilities	11,397,413	120,131	—	5,552,222	17,069,766	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

14. Financial instruments (Continued)

Carrying amount and fair value of financial instruments in € THOUS

	Carrying amount
						Fair value
December 31, 2018				Not classified
	Amortized cost	FVPL	FVOCI		Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	831,885	1,313,747	—	—	2,145,632	—	1,313,747	—
Trade accounts and other receivables	3,288,258	—	—	49,448	3,337,706	—	—	—
Accounts receivable from related parties	92,662	—	—	—	92,662	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,492	1,492	—	1,492	—
Derivatives - not designated as hedging instruments	—	18,222	—	—	18,222	—	18,222	—
Equity investments	—	106,350	34,377	—	140,727	13,869	126,858	—
Debt securities	—	83,213	250,822	—	334,035	329,821	4,214	—
Other financial assets	144,838	—	—	107,125	251,963	—	—	—

Other current and non-current assets	144,838	207,785	285,199	108,617	746,439	—	—	—

Financial assets	4,357,643	1,521,532	285,199	158,065	6,322,439	—	—	—

Accounts payable	641,271	—	—	—	641,271	—	—	—
Accounts payable to related parties	153,781	—	—	—	153,781	—	—	—
Short-term debt and short-term debt from related parties	1,394,194	—	—	—	1,394,194	—	—	—
Long-term debt and capital lease obligations	6,115,890	—	—	36,144	6,152,034	4,227,684	2,022,057	—
Derivatives - cash flow hedging instruments	—	—	—	1,125	1,125	—	1,125	—
Derivatives - not designated as hedging instruments	—	18,911	—	—	18,911	—	18,911	—
Variable payments outstanding for acquisitions	—	172,278	—	—	172,278	—	—	172,278
Noncontrolling interest subject to put provisions	—	—	—	818,871	818,871	—	—	818,871
Other financial liabilities	1,467,767	—	—	—	1,467,767	—	—	—

Other current and non-current liabilities	1,467,767	191,189	—	819,996	2,478,952	—	—	—

Financial liabilities	9,772,903	191,189	—	856,140	10,820,232	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for lease liabilities and for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of December 31, 2018. The Company accounts for possible transfers at the end of the reporting period. At September 30, 2019 the Company transferred its Humacyte, Inc. investment with a carrying amount of €186,427 from Level 2 to Level 3, because the Company remeasured the fair value using a discounted cash flow model after events or changes in circumstances were identified that had a significant effect on the fair value of the investment.

Derivative financial instruments

In order to manage the risk of currency exchange rate fluctuations and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

14. Financial instruments (Continued)

rate swaps. Derivative contracts that do not qualify for hedge accounting are utilized for economic purposes. The Company does not use financial instruments for trading purposes. Additionally, the Company purchased share options in connection with the issuance of the Convertible Bonds. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the share options.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI. The smaller part of debt securities do not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general most of the debt securities are quoted in an active market.

Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

14. Financial instruments (Continued)

Noncontrolling interests subject to put provisions are recognized at their fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put provisions. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

Following is a roll forward of variable payments outstanding for acquisitions and noncontrolling interests subject to put provisions at September 30, 2019 and December 31, 2018:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2019		2018
	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions
Beginning balance at January 1,	172,278	818,871	205,792	830,773
Increase	7,748	45,257	19,051	53,731
Decrease	(34,573)	(18,421)	(15,734)	(50,706)
(Gain) loss recognized in profit or loss	(34,980)	109,249	(36,327)	142,279
(Gain) loss recognized in equity	—	(23,365)	—	(50,612)
Dividends	—	(106,043)	—	(139,742)
Foreign currency translation and other changes	(1,507)	33,319	(504)	33,148

Ending balance at September 30, and December 31,	108,966	858,867	172,278	818,871

15. Segment and corporate information

The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

15. Segment and corporate information (Continued)

definition of a segment according to IFRS 8, Operating Segments. Products are transferred to the segments at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

Information pertaining to the Company's segment and Corporate activities for the three- and nine-months periods ended September 30, 2019 and 2018 is set forth below:

Segment and corporate information in € THOUS

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Three months ended September 30, 2019
Revenue from contracts with customers	3,002,068	676,340	457,715	181,280	4,317,403	5,772	4,323,175
Other revenue external customers	71,271	6,943	16,836	778	95,828	—	95,828

Revenue external customers	3,073,339	683,283	474,551	182,058	4,413,231	5,772	4,419,003
Inter-segment revenue	719	21	35	94	869	(869)	—

Revenue	3,074,058	683,304	474,586	182,152	4,414,100	4,903	4,419,003

Operating income	477,432	99,878	90,382	10,576	678,268	(82,880)	595,388

Interest							(104,724)

Income before income taxes							490,664
Depreciation and amortization	(269,219)	(45,518)	(24,709)	(9,030)	(348,476)	(60,809)	(409,285)
Income (loss) from equity method investees	20,124	(831)	1,039	212	20,544	—	20,544
Additions of property, plant and equipment, intangible assets and right of use assets	286,472	46,154	37,789	12,112	382,527	89,864	472,391
Three months ended September 30, 2018
Revenue from contracts with customers	2,780,991	611,862	407,369	169,918	3,970,140	3,330	3,973,470
Other revenue external customers	61,764	7,661	14,089	868	84,382	—	84,382

Revenue external customers	2,842,755	619,523	421,458	170,786	4,054,522	3,330	4,057,852
Inter-segment revenue	139	—	150	103	392	(392)	—

Revenue	2,842,894	619,523	421,608	170,889	4,054,914	2,938	4,057,852

Operating income	525,191	87,283	66,284	(1,504)	677,254	(150,532)	526,722

Interest							(75,910)

Income before income taxes							450,812
Depreciation and amortization	(94,084)	(28,962)	(11,525)	(3,177)	(137,748)	(41,033)	(178,781)
Income (loss) from equity method investees	20,236	(2,249)	680	323	18,990	(1,000)	17,990
Additions of property, plant and equipment and intangible assets	145,109	36,451	13,791	45,314	240,665	100,200	340,865

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

15. Segment and corporate information (Continued)

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Nine months ended September 30, 2019
Revenue from contracts with customers	8,828,904	1,951,464	1,308,409	513,392	12,602,169	15,332	12,617,501
Other revenue external customers	192,305	32,612	51,714	2,460	279,091	—	279,091

Revenue external customers	9,021,209	1,984,076	1,360,123	515,852	12,881,260	15,332	12,896,592
Inter-segment revenue	1,694	21	491	176	2,382	(2,382)	—

Revenue	9,022,903	1,984,097	1,360,614	516,028	12,883,642	12,950	12,896,592

Operating income	1,278,706	334,043	254,441	27,858	1,895,048	(241,853)	1,653,195

Interest							(326,927)

Income before income taxes							1,326,268
Depreciation and amortization	(747,405)	(139,863)	(70,139)	(25,061)	(982,468)	(176,194)	(1,158,662)
Income (loss) from equity method investees	65,953	(5,352)	1,601	856	63,058	—	63,058
Total assets	22,353,520	4,056,993	2,746,848	899,511	30,056,872	3,112,531	33,169,403
thereof investments in equity method investees	385,604	173,610	98,863	24,540	682,617	—	682,617
Additions of property, plant and equipment, intangible assets and right of use assets	777,523	131,298	83,707	40,918	1,033,446	243,429	1,276,875
Nine months ended September 30, 2018
Revenue from contracts with customers	8,420,185	1,887,078	1,193,561	502,172	12,002,996	11,081	12,014,077
Other revenue external customers	168,332	20,565	41,578	2,634	233,109	—	233,109

Revenue external customers	8,588,517	1,907,643	1,235,139	504,806	12,236,105	11,081	12,247,186
Inter-segment revenue	1,369	303	468	154	2,294	(2,294)	—

Revenue	8,589,886	1,907,946	1,235,607	504,960	12,238,399	8,787	12,247,186

Operating income	2,173,372	301,140	218,355	23,779	2,716,646	(291,949)	2,424,697

Interest							(243,551)

Income before income taxes							2,181,146
Depreciation and amortization	(279,731)	(86,240)	(33,671)	(13,606)	(413,248)	(120,769)	(534,017)
Income (loss) from equity method investees	57,897	(6,964)	1,774	710	53,417	(1,000)	52,417
Total assets	16,519,127	3,687,215	2,240,919	693,210	23,140,471	2,446,615	25,587,086
thereof investments in equity method investees	331,961	175,220	98,380	24,518	630,079	—	630,079
Additions of property, plant and equipment and intangible assets	459,768	102,427	37,207	56,742	656,144	198,701	854,845

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to consolidated financial statements (Continued)

(unaudited)

(in THOUS, except share and per share data)

16. Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities:

Details for net cash provided by (used in) investing activities in € THOUS

	For the nine months ended September 30,
	2019	2018
Details for acquisitions
Assets acquired	(2,338,777)	(241,677)
Liabilities assumed	237,921	12,222
Noncontrolling interests subject to put provisions	20,715	11,805
Noncontrolling interests	61,995	42,722
Non-cash consideration	19,106	9,629

Cash paid	(1,999,040)	(165,299)
Less cash acquired	48,945	3,015

Net cash paid for acquisitions	(1,950,095)	(162,284)

Cash paid for investments	(24,190)	(574,475)
Cash paid for intangible assets	(49,853)	(71,494)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(2,024,138)	(808,253)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	43,488	1,518,351
Cash received from divestitures of securities	12,337	148,864
Cash received from repayment of loans	—	79

Proceeds from divestitures	55,825	1,667,294

Acquisitions of the last twelve months decreased net income (net income attributable to shareholders of FMC-AG & Co. KGaA) for the nine months ended September 30, 2019 by €57,452 (excluding the costs of the acquisitions).

17. Events occurring after the balance sheet date

On October 29, 2019, the Company appointed Dr. Frank Maddux, the Company's Global Chief Medical Officer, to the Management Board. He will start in his new position on January 1, 2020.

No futher significant activities have taken place subsequent to the balance sheet date September 30, 2019 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 14 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

 Controls and procedures

The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the "Commission") and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company's pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company's management, including the Chief Executive Officer and the Chief Financial Officer of the Company's General Partner, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. During the third quarter of fiscal 2019, we identified a material weakness in internal control relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises and determined that this material weakness existed as of December 31, 2018 and continues to exist as of September 30, 2019 (for further detail regarding this material weakness, see Amendment No.1 to our Annual Report on Form 20-F/A for the year ended December 31, 2018). As a result, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company's disclosure controls and procedures were not effective as of September 30, 2019.

We have advised our audit committee of this deficiency in our internal control over financial reporting, and the fact that this deficiency constitutes a material weakness. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls.

Because a material weakness was determined to exist, we performed additional procedures to ensure our consolidated financial statements included in this quarterly report on Form 6-K are presented fairly, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This control deficiency resulted in immaterial errors to accounts receivable and revenue from specific fee-for-service arrangements in the Company's consolidated financial statements for the nine months ended September 30, 2019. These errors did not, individually or in the aggregate, result in a material misstatement of the Company's consolidated financial statements and disclosures for any periods through and including the nine months ended September 30, 2019.

Remediation efforts have begun and the material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

We are undertaking steps to strengthen our controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and its related accounts receivable, including:

•
Increasing oversight by management over revenue recognition and the accounting and reporting of the related receivable balances;

•
Enhancing policies and procedures;

•
Strengthening communication and information flows between the legal and finance departments; and

•
Increasing the role of the finance function in its oversight of revenue recognition specific to fee-for-service matters in legal consideration and their related accounts receivable balances, including responsibility for the final estimation and reporting.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations, see note 13 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

Except as noted in the preceding paragraphs, there has not been any change in our system of internal control over financial reporting during the quarter ended September 30, 2019 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

 OTHER INFORMATION

Legal proceedings

The information in note 13 of the notes to consolidated financial statements (unaudited), presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.
4.15	Third Amended and Restated Loan Note dated July 31, 2019, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA or its specified subsidiary as lender (filed herewith).
4.16	English convenience translation of the Fresenius Medical Care Long-Term Incentive Plan 2019 (filed herewith).
4.17	English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2019 (filed herewith).
31.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2
Certification of Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1
Certification of Chief Executive Officer and Chairman of the Management Board of the Company's General Partner and Chief Financial Officer and member of the Management Board of the Company's General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).
101
The following financial statements as of and for the three- and nine-months periods ended September 30, 2019 from FMC-AG & Co. KGaA's Report on Form 6-K for the month of October 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: October 31, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner